Exhibit 99.2

BUFFER ZONE PURCHASE AGREEMENT
Execution Copy

SHARE PURCHASE AGREEMENT

BHP BILLITON CANADA INC.

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BHP CANADIAN DIAMONDS COMPANY

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HARRY WINSTON DIAMOND MINES LTD.

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HARRY WINSTON DIAMOND CORPORATION

__________________________

November 13, 2012
__________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1.1	Defined Terms	2
1.2	Rules of Construction	9
1.3	Entire Agreement	10
1.4	Time of Essence	11
1.5	Governing Law and Submission to Jurisdiction	11
1.6	Severability	11
1.7	Knowledge	11

ARTICLE 2 PURCHASE AND SALE

2.1	Purchase and Sale	11
2.2	Purchase Price	12

ARTICLE 3 EFFECTIVE PERIOD

3.1	Effective Date Principles	13
3.2	Effective Period Reporting	13
3.3	Effective Period Payment	14

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BHP BILLITON CANADA

4.1	Organization	14
4.2	Authorization	14
4.3	Newco Common Shares and Capitalization	15
4.4	Participating Interests	15
4.5	No Other Agreements to Purchase	16
4.6	No Options	16
4.7	No Violation	16
4.8	Subsidiaries	17
4.9	Newco Financial Statements	17
4.10	No Business	17
4.11	No Assets	17
4.12	Books and Records	17
4.13	Buffer Zone Financial Statements	18
4.14	Absence of Changes	18
4.15	Buffer Zone Leases	18
4.16	Buffer Zone Permits	18
4.17	Assumed Contracts	19
4.18	EKATI Leased Real Property	19
4.19	Title to Other Property	19
4.20	Insurance	19
4.21	Environmental Matters	19
4.22	Compliance with Laws	20
4.23	Litigation	20
4.24	Employment Matters	20
4.25	Intellectual Property	20
4.26	Royalties	20
4.27	Buffer Zone Joint Venture Books and Records	20

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4.28	Taxes	21

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BCDC

5.1	Organization	22
5.2	Authorization	22
5.3	Participating Interests	22
5.4	No Other Agreements to Purchase	23
5.5	No Violation	23

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1	Organization	23
6.2	Ownership	24
6.3	Authorization	24
6.4	No Violation	24
6.5	Consents and Approvals	24
6.6	Financing	24

ARTICLE 7 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the BHP Billiton Parties	24
7.2	Survival of Representations and Warranties of Purchaser	25

ARTICLE 8 COVENANTS

8.1	Conduct Prior to Closing	25
8.2	Reorganization	29
8.3	Actions to Satisfy Closing Conditions	30
8.4	Further Assurances	30
8.5	Access	31
8.6	Public Statements	31
8.7	Books and Records	31
8.8	Tax Matters	31
8.9	Control over Tax Proceedings	32
8.10	Insurance	33

ARTICLE 9 ADDITIONAL PURCHASER COVENANTS

9.1	Newco Obligations	33
9.2	Sale Restrictions	33
9.3	Financing	33
9.4	Parent Guarantee	34

ARTICLE 10 CONDITIONS OF CLOSING

10.1	Mutual Conditions	34
10.2	Conditions of Closing in Favour of BHP Billiton Parties	35
10.3	Conditions of Closing in Favour of Purchaser	36

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ARTICLE 11 CLOSING ARRANGEMENTS

11.1	Closing	36
11.2	Closing Deliveries by the BHP Billiton Parties	37
11.3	Closing Deliveries by Purchaser	37

ARTICLE 12 INDEMNIFICATION

12.1	Indemnification by BHP Billiton Canada	38
12.2	Tax Indemnity	39
12.3	Tax Adjustment	39
12.4	Indemnification by Purchaser	39
12.5	Limitation of Liability	40
12.6	Notice of Claim	40
12.7	Direct Claims	41
12.8	Third Party Claims	41
12.9	Tax Claims	42
12.10	Environmental Liability Claims	42
12.11	Exclusivity	42

ARTICLE 13 TERMINATION

13.1	Termination	43
13.2	Effect of Termination	44
13.3	Rights and Payments on Termination	44
13.4	Surviving Provisions on Termination	46
13.5	Remedies	46

ARTICLE 14 MISCELLANEOUS

14.1	Notices	47
14.2	Amendments and Waivers	48
14.3	Assignment	48
14.4	Successors and Assigns	49
14.5	Expenses	49
14.6	Counterparts	49

Schedule A – BUFFER ZONE LEASES
Schedule 3.3(a) – STATEMENT OF EFFECTIVE PERIOD PAYMENT
Schedule 8.2 – REORGANIZATION STEPS

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THIS AGREEMENT made as of the 13th day of November, 2012,

B E T W E E N:

BHP BILLITON CANADA INC.,
a corporation existing under the laws of
Canada,

(hereinafter referred to as "BHP Billiton Canada"),

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BHP CANADIAN DIAMONDS COMPANY,
a corporation existing under the laws of the
Province of Nova Scotia,

(hereinafter referred to as "BCDC"),

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HARRY WINSTON DIAMOND MINES LTD.,
a corporation existing under the laws of
the Northwest Territories,

(hereinafter referred to as "Purchaser")

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HARRY WINSTON DIAMOND CORPORATION,
a corporation existing under the laws of
Canada,

(hereinafter referred to as "Parent").

WHEREAS BHP Billiton Canada and BCDC intend to complete an internal reorganization pursuant to which (i) BHP Billiton Canada will transfer all of its interests in the Buffer Zone Joint Venture (defined below) and rights as operator of the Buffer Zone Joint Venture to Newco (defined below), (ii) BCDC will transfer all of its interests in the Buffer Zone Joint Venture to Newco, and (iii) Newco will assume certain of BHP Billiton Canada's and BCDC's liabilities and obligations in connection with the Buffer Zone Joint Venture together with certain of BHP Billiton Canada's liabilities and obligations as operator of the Buffer Zone Joint Venture;

AND WHEREAS, following completion of such internal reorganization, BHP Billiton Canada and BCDC wish to sell to Purchaser, and Purchaser wishes to purchase from BHP Billiton Canada and BCDC, all of the common shares of Newco to be held by BHP Billiton Canada and BCDC following completion of such internal reorganization on the terms hereinafter set forth;

AND WHEREAS Parent has agreed to guarantee certain obligations of Purchaser hereunder and, solely for that purpose, to become a party to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Affiliate" means a body corporate which directly or indirectly controls, is controlled by or is controlled by an entity which controls a party. In the case of the BHP Billiton Parties, it is also deemed to mean:

(a)	BHP Billiton Plc;

(b)	any body corporate controlled by BHP Billiton Plc;

(c)

any body corporate jointly controlled by BHP Billiton Limited or BHP Billiton Plc taking into account the aggregate percentage interests of their respective direct or indirect shareholdings in that body corporate; and

(d)	any body corporate controlled by the body corporate referred to in sub-clause (c).

For the purposes of this definition, one body corporate controls another when at the relevant time it owns either directly or indirectly not less than 50% of the shares entitled to vote at general meetings of that other corporate body;

"Assumed Contracts" means all Contracts to which BHP Billiton Canada is a party, whether in its own right or in its capacity as operator of the Buffer Zone Joint Venture, that relate primarily to the Buffer Zone Joint Venture and/or the Buffer Zone Property, excluding the Confidentiality Agreement, if any;

"Assumed Liabilities" means any and all obligations and liabilities of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise and whether arising or to be performed prior to, on or after the Closing Date) of BHP Billiton Canada and BCDC with respect to the Buffer Zone Joint Venture and the Buffer Zone Property, including any and all such obligations and liabilities with respect to the following: (i) BHP Billiton Canada's 51% Buffer Zone Participating Interest, (ii) BCDC's 7.8% Buffer Zone Participating Interest, (iii) BHP Billiton Canada and BCDC being a party to the Buffer Zone JVA, including funding obligations arising thereunder, (iv) all Assumed Contracts, if any, (v) BHP Billiton Canada's activities as operator of the Buffer Zone Joint Venture, (vi) operations of the Buffer Zone Joint Venture (including, for greater certainty, those operations conducted on the Buffer Zone Property), (vii) all Buffer Zone Leases, and (viii) all Environmental Liabilities;

"BCDC Buffer Zone Assets" has the meaning given to that term in Schedule 8.2;

"BCDC Newco Common Shares" means common shares in the capital of Newco to be issued to BCDC in connection with the Reorganization;

"BHP Billiton Buffer Zone Assets" has the meaning given to that term in Schedule 8.2;

"BHP Billiton Newco Common Shares" means the one common share in the capital of Newco currently held and beneficially owned by BHP Billiton Canada, together with the additional common shares in the capital of Newco to be issued to BHP Billiton Canada in connection with the Reorganization;

"BHP Billiton Parties" means, collectively, BHP Billiton Canada and BCDC and "BHP Billiton Party" means any one of them;

"BHP Billiton Threshold Amount" has the meaning set out in Section 12.5(a);

"Buffer Zone Financial Statements" means the audited financial statements of the Buffer Zone Joint Venture for the years ended June 30, 2012 and 2011, copies of which have been provided to Purchaser;

"Buffer Zone Joint Venture" means the unincorporated joint venture established pursuant to the Buffer Zone JVA to undertake the exploration, development and mining of the Buffer Zone Property;

"Buffer Zone JVA" means the joint venture agreement – Buffer Zone property dated April 17, 1997 between BHP Billiton Canada, BCDC, C. Fipke Holdings Ltd. and Archon Minerals Limited, as amended;

"Buffer Zone JV Parties" means C. Fipke Holdings Ltd. and Archon Minerals Limited;

"Buffer Zone Leases" means all of the mining leases constituting the Buffer Zone Property listed in Schedule A;

"Buffer Zone Participating Interest" means an undivided beneficial interest in the Buffer Zone Property and the improvements thereto, and all diamonds, ore, minerals and mineral resources produced from the Buffer Zone Property under the Buffer Zone JVA, and all other property held by the operator of the Buffer Zone Joint Venture for the benefit of the parties to the Buffer Zone JVA;

"Buffer Zone Property" means the exploration property known as the "EKATI Buffer Zone" located in the Northwest Territories, including the Buffer Zone Leases, the immoveable property, and all easements, servitudes and rights of way related thereto and all plants, buildings, structures, improvements and fixtures (including fixed machinery and fixed equipment) located thereon and forming part thereof, if any;

"Business Day" means any day, other than a Saturday, Sunday or a day on which commercial banks located in Saskatoon, Saskatchewan, Yellowknife, Northwest Territories, London, England or Toronto, Ontario are authorized or obligated by Law to be closed;

"Change of Control" means, in respect of an entity, a person becoming, directly or indirectly, the beneficial or legal owner of, or, directly or indirectly, acquiring voting control over, securities of the entity which (together with securities in which persons acting jointly or in concert with such person have, directly or indirectly, beneficial or legal ownership of, or voting control over) carry 20% or more of the voting rights attached to the securities of such entity;

"Claim" has the meaning set out in Section 12.6;

"Closing" has the meaning set out in Section 11.1;

"Closing Date" has the meaning set out in Section 11.1;

"Confidentiality Agreement" means the confidentiality agreement between BHP Billiton Canada and Parent dated December 20, 2011, as amended by an amending agreement dated the date hereof;

"Contract" means any agreement, indenture, contract, lease, royalty or similar entitlement, deed of trust, licence, option, instrument or other commitment, whether written or oral;

"Direct Claim" has the meaning set out in Section 12.6(a);

"Disclosure Letter" means the disclosure letter dated the date hereof executed by BCDC and BHP Billiton Canada and delivered to Purchaser in connection with the execution of this Agreement;

"Effective Date" means the close of business on June 30, 2012;

"Effective Date Statements" means the audited balance sheet and unaudited statement of working capital for the Buffer Zone Joint Venture as at the Effective Date, copies of which have been provided to Purchaser;

"Effective Period" means the period from (but not including) the Effective Date up to and including the Closing Date;

"Effective Period Contributions" means (A) all cash contributions made by BHP Billiton Canada in its capacity as joint venture partner to the Buffer Zone Joint Venture, (B) all cash contributions made by BCDC in its capacity as joint venture partner to the Buffer Zone Joint Venture, (C) Cdn$691,003.49 held by BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, on behalf of BHP Billiton Canada and BCDC as of the Effective Date plus any interest earned thereon during the Effective Period, which amount shall be deemed to have been contributed to the Buffer Zone Joint Venture on the Effective Date, and (D) all cash capital contributions made by BCDC to Newco, in each case during the Effective Period;

"Effective Period Distributions" means (A) all cash distributions made by the Buffer Zone Joint Venture to BHP Billiton Canada or BCDC in its capacity as joint venture partner, (B) all cash distributions made by Newco to BCDC, and (C) all payments made by Newco on account of Taxes owing in respect of a period prior to the Effective Date, in each case during the Effective Period;

"Effective Period Net Cash" means the sum of the Effective Period Distributions less the sum of the Effective Period Contributions;

"Effective Period Payment" has the meaning set out in Section 3.3(b);

"Effective Period Reporting Statements" means the monthly statements delivered pursuant to Section 3.2;

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;

"Environmental Laws" means all applicable Laws relating to the environment and includes those relating to pollution or protection, quality, use or conservation of the environment or natural resources, the protection of public and employee health and safety, Hazardous Substances, the protection of wildlife or fishery resources or the reclamation, rehabilitation or other restoration of mining properties including accumulation areas at such properties and of the environment. For greater certainty, an Environmental Law pertaining to the protection, quality, use or conservation of the environment shall include all such Environmental Laws relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, transport, labelling, handling, Release, clean-up, containment or removal of any tailings, waste rock, sedimentation ponds, tailings ponds, Hazardous Substances or residual materials, or otherwise relating to a condition or occurrence which may affect the quality or quantity or use of soil, surface, water, groundwater, air, vegetation, wildlife or property or to the life, health, safety, welfare or comfort of human beings;

"Environmental Liabilities" means, with respect to the Buffer Zone Joint Venture and the Buffer Zone Property, any and all manner of actions, causes of action, Losses, duties, requirements, Orders, covenants, injunctions, decisions, judgments, directives, or rights of action of any nature (known or unknown, fixed or contingent) instituted, required, made, imposed, rendered, issued or in any way arising out of or under or pursuant to any Environmental Law, whether instituted, required, made, imposed, rendered or issued by a Governmental Authority or by a third party;

"GAAP" means, at any time, generally accepted accounting principles in effect in Canada at that time, as established by the Canadian Institute of Chartered Accountants;

"Governmental Authority" means any (a) federal, provincial, territorial, state, municipal, local or other government (whether domestic or foreign), (b) any governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, commission, board, tribunal, bureau or instrumentality (whether domestic or foreign), (c) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature, including for greater certainty any court, or (d) any stock exchange;

"Hazardous Substances" means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

"Indemnified Liabilities" means:

(A) any and all obligations and liabilities of any kind, character or nature whatsoever of BHP Billiton Canada and BCDC (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) arising or to be performed prior to the Effective Date with respect to the Buffer Zone Joint Venture and/or Buffer Zone Property including any and all such obligations and liabilities of BHP Billiton Canada and BCDC with respect to the following: (i) BHP Billiton Canada's 51% Buffer Zone Participating Interest, (ii) BCDC's 7.8% Buffer Zone Participating Interest, (iii) BHP Billiton Canada and BCDC being a party to the Buffer Zone JVA, including funding obligations arising thereunder, (iv) all Assumed Contracts, if any (v) BHP Billiton Canada's activities as operator of the Buffer Zone Joint Venture, (vi) operations of the Buffer Zone Joint Venture (including, for greater certainty, those operations conducted on the Buffer Zone Property), (vii) all Buffer Zone Leases (viii) the Prospectors Licence; and (ix) all Environmental Liabilities, except in each case, to the extent that such obligations or liabilities are reflected in the Effective Date Statements;

(B) all liabilities in respect of Taxes of BHP Billiton Canada and BCDC;

(C) all liabilities of the Buffer Zone Joint Venture, BCDC or BHP Billiton Canada arising during the Effective Period as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of BHP Billiton Canada or, following the Reorganization Closing Time, Newco, in each case as finally determined by a court of competent jurisdiction, in carrying out its obligations as the operator of the Buffer Zone Joint Venture during the Effective Period; and

(D) all liabilities of Newco arising during the Effective Period as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of Newco during the Effective Period, in each case as finally determined by a court of competent jurisdiction;

"Indemnified Party" has the meaning set out in Section 12.6(a);

"Indemnifying Party" has the meaning set out in Section 12.6(a);

"JV Pre-Emptive Rights" means the rights set forth in Section 12.1 of the Buffer Zone JVA;

"Laws" or "Law" means any applicable laws, including international, national, provincial, territorial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Governmental Authority having the force of law;

"Loss" or "Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses;

"Material Adverse Change" means a change, effect, circumstance or event that is material and adverse to the business, properties, assets, liabilities, operations, financial condition or results of operations of the Buffer Zone Joint Venture and Newco taken as a whole; provided, however, that no change, solely to the extent arising from or relating to any of the following, shall be deemed to constitute a Material Adverse Change, or shall be taken into account in determining whether a Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry or the diamond mining industry (provided that such change or condition does not have a materially disproportionate effect on the Buffer Zone Joint Venture and Newco, taken as a whole), (ii) the state of the securities or commodity markets in general, (iii) any change in the price of diamonds, (iv) the announcement of the execution of this Agreement or the implementation of any of the transactions contemplated herein or (v) general political, economic or financial conditions, including in Canada;

"Newco" means 3265600 Nova Scotia Company, a newly incorporated wholly-owned subsidiary of BHP Billiton Canada incorporated as an unlimited company under the laws of the Province of Nova Scotia;

"Newco Financial Statements" means the unaudited balance sheet of Newco as at November 13, 2012, a copy of which has been provided to Purchaser;

"Order" means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

"Outside Date" means the date that is twelve (12) months from the date of this Agreement, or such other date that the parties may agree to in writing;

"Permitted Encumbrances" means (i) the reservations in the original grant or grants from the Crown, statutory exceptions to title and liens for taxes, charges, rates or assessments not yet due and payable or which are being contested in good faith by BHP Billiton Canada, BCDC or Newco, as applicable, (ii) undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed or registered according to applicable Law against BHP Billiton Canada, BCDC, the Buffer Zone Joint Venture, the Buffer Zone Property or Newco and which relate to obligations neither due nor delinquent, (iii) easements, rights of way and other similar rights so long as the existing use of the Buffer Zone Property is not materially and adversely affected thereby, (iv) agreements with municipalities or public utility or hydro commissions including development agreements, site plan agreements, subdivision agreements and other similar agreements which do not materially interfere with the existing use, operation or marketability of the Buffer Zone Property, (v) any Encumbrances filed with any Governmental Authority with respect to the Buffer Zone Leases which do not materially interfere with the existing use of or operations on the Buffer Zone Property, (vi) any Encumbrance created, issued, incurred or assumed by BHP Billiton Canada, BCDC or Newco in the ordinary course of business following the date hereof to secure any indebtedness or obligation assumed as part of, or issued or incurred to pay or provide funds to pay, the purchase price of any personal property (including a lease of such personal property), and (vii) the Encumbrances listed in section 1.1(a) of the Disclosure Letter;

"Prime Rate" means the U.S. dollar prime rate of interest as published in the Wall Street Journal;

"Proceeding" means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

"Prospectors Licence" means a licence issued pursuant to section 8 of the Northwest Territories and Nunavut Mining Regulations, C.R.C., c.1516;

"Purchase Price" has the meaning set out in Section 2.2(a);

"Purchased Shares" means, collectively, the BCDC Newco Common Shares and the BHP Billiton Newco Common Shares;

"Purchaser Threshold Amount" has the meaning set out in Section 12.5(b);

"Release", when used as a verb, includes release, spill, leak, emit, deposit, discharge, migrate, pump, pour, inject, escape or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term "Release" when used as a noun has a correlative meaning;

"Required Reorganization Approvals" means any consent or approval required from a Governmental Authority in order to carry out the Reorganization and complete the Transaction as agreed by the BHP Billiton Parties and Purchaser, acting reasonably;

"Reorganization" has the meaning set out in Section 8.2(c);

"Reorganization Assets" has the meaning given to that term in Schedule 8.2;

"Reorganization Closing Time" means the time at which the sale, transfer and assignment of all of the Reorganization Assets to Newco is completed;

"Statement of Effective Period Payment" has the meaning set out in Section 3.3(a);

"Tax Act" means the Income Tax Act (Canada), as amended;

"Tax" or "Taxes" means all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including, without limitation, income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, diamond mining royalties under the Territorial Lands Act (and regulations made pursuant thereto), sales and use tax, wage tax, employer health tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax;

"Tax Returns" means all reports, returns and other documents filed or required to be filed by Newco in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

"Third Party" has the meaning set out in Section 12.8(b);

"Third Party Claim" has the meaning set out in Section 12.6(a);

"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the parties may agree; and

"Transaction" means the transactions contemplated herein other than the Reorganization, including the purchase and sale of the Purchased Shares.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the words "including", "include" and "includes" shall be deemed to mean, in each case, including, include or includes without limitation;

(f)	the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	all dollar amounts refer to United States dollars;

(i)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(j)

whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day; and

(k)	references to the "date hereof" shall be a reference to the date on which this document was signed, being November 13, 2012.

1.3	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein. Notwithstanding the foregoing, the parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party hereto.

1.7	Knowledge

References in this Agreement to "the knowledge of BCDC" and to "the knowledge of BHP Billiton Canada" mean the knowledge of any of Giles Hellyer (EKATI President), Katrina Blair (Head of Finance), Paul Cuthbert (General Manager), Jon Carlson (Head of Resource Planning and Development), Eric Denholm (Superintendent – Traditional Knowledge & Permitting) and Deana Twissell (Superintendent of Community and External Affairs), after making diligent inquiry of other responsible officers and employees of BHP Billiton Canada and BCDC to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or governmental authorities or to perform any search of any public registry office or system.

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale

Subject to the terms and conditions hereof, at the Time of Closing:

(a) BCDC shall sell, assign and transfer to Purchaser and Purchaser shall purchase from BCDC all of the BCDC Newco Common Shares; and

(b) BHP Billiton Canada shall sell, assign and transfer to Purchaser and Purchaser shall purchase from BHP Billiton Canada all of the BHP Billiton Newco Common Shares.

2.2	Purchase Price

(a) Subject to any adjustments pursuant to this Section 2.2 and Section 3.3(b), the aggregate purchase price payable in cash by Purchaser to BHP Billiton Canada and BCDC for the Purchased Shares shall be $100,000,000 (one hundred million dollars) (the "Purchase Price").

(b) Subject to any adjustments pursuant to this Section 2.2 and Section 3.3(b), the Purchase Price shall be allocated and payable as follows:

(i)	$86,734,693.88 to BHP Billiton Canada as consideration for the sale, assignment and transfer of the BHP Billiton Newco Common Shares to Purchaser; and

(ii)	$13,265,306.12 to BCDC as consideration for the sale, assignment and transfer of the BCDC Newco Common Shares to Purchaser.

(c) As an addition to the Purchase Price, Purchaser shall pay to the BHP Billiton Parties pro rata based on the Purchase Price payments to be made by Purchaser to each BHP Billiton Party pursuant to Section 2.2(b) as of the Closing Date, the sum of the Interest Amounts (defined below) calculated in respect of each day of the Effective Period, representing interest payable on the Purchase Price in respect of the Effective Period. For purposes of this Section 2.2(c), "Interest Amount" means, in respect of each day of the Effective Period, an amount equal to the product of (i) the Prime Rate on such day divided by 365 and (ii) the Purchase Price plus all Effective Period Contributions paid prior to and including such day, if any, (excluding the deemed Effective Period Contribution set out in clause (C) of the definition of "Effective Period Contributions" unless and until it is necessary to actually pay in cash all or any portion of such Effective Period Contribution to the Buffer Zone Joint Venture to fund Buffer Zone Joint Venture operations) minus all Effective Period Distributions received prior to and including such day, if any; provided that if the Prime Rate is not available on any day during the Effective Period, the most recently available Prime Rate shall be used for calculating the Interest Amount on such day.

(d) At the Time of Closing, Purchaser shall pay the Purchase Price, as increased by the Interest Amount calculated pursuant to Section 2.2(c), and as adjusted plus or minus, as the case may be, by the Effective Period Payment required to be paid pursuant to Section 3.3(b), as allocated in accordance with Section 2.2(b), Section 2.2(c) and Section 3.3(b), respectively. All payments to be made pursuant to this Section 2.2(d) shall be made by Purchaser by wire transfer to the accounts designated by BHP Billiton Canada and BCDC to Purchaser in writing at least two Business Days prior to the Closing Date.

ARTICLE 3
EFFECTIVE PERIOD

3.1	Effective Date Principles

(a) Without limiting any other provision in this Agreement, the BHP Billiton Parties and Purchaser agree in principle that if Closing occurs:

(i)

all economic benefits from the ownership of the BHP Billiton Parties' interests in the Buffer Zone Joint Venture received and/or accrued during the Effective Period shall be for the account of Purchaser; and

(ii)

all economic costs and expenditures pertaining to the BHP Billiton Parties' interests in the Buffer Zone Joint Venture incurred and/or accrued during the Effective Period shall be for the account of Purchaser.

(b) All statements prepared under this Article 3 will be prepared as contemplated herein and in accordance with GAAP.

3.2	Effective Period Reporting

(a) Within fifteen (15) days after the last day of each month during the period from the date hereof to the Closing Date, the BHP Billiton Parties shall prepare and deliver to Purchaser statements that set forth the calculation as at the last day of such month of (i) the net working capital of the Buffer Zone Joint Venture and the BHP Billiton Parties' interests therein, and (ii) the calculation of net cash which shall include a written statement of the payment that would be required to be made in accordance with Article 3 if Closing had occurred on such date (the "Effective Period Reporting Statements"). The Effective Period Reporting Statements shall be prepared on the same basis and in the same format as, in the case of item (i) the net working capital statements contained in the Effective Date Statements, and in the case of item (ii) Schedule 3.3(a) . For greater certainty, the calculation of "net cash" referred to above shall be calculated in the same manner as Effective Period Net Cash except that instead of the Effective Period, the relevant calculation period shall be the period from the date of this Agreement to the last day of the month to which the relevant Effective Period Reporting Statement relates.

(b) The BHP Billiton Parties shall respond to all reasonable enquiries of Purchaser relating to the calculations in the Effective Period Reporting Statements.

(c) If Purchaser believes in good faith that an Effective Period Reporting Statement is inaccurate, it shall, within thirty (30) days of receipt of such statement, give written notice to the BHP Billiton Parties of any such inaccuracy, including any proposed change necessary to correct the inaccuracy. The BHP Billiton Parties shall consider any such proposed changes in good faith and make such changes to the Effective Period Reporting Statements as the parties may agree. In the event of any such change, references in this Agreement to the Effective Period Reporting Statements shall refer to the Effective Period Reporting Statements, as so amended.

3.3	Effective Period Payment

(a) The BHP Billiton Parties shall prepare and deliver to Purchaser statements no later than five (5) Business Days prior to the Closing Date that set forth (i) the net working capital of the Buffer Zone Joint Venture and the BHP Billiton Parties' interests therein to the last day of the month prior to Closing prepared on the same basis and in the same format as the net working capital statements contained in the Effective Date Statements, and (ii) the Effective Period Net Cash in the format set out in Schedule 3.3(a) which shall include a written statement of the payment to be made in accordance with this Article 3 (the "Statement of Effective Period Payment"). In addition to the Effective Period Reporting Statements described above, the BHP Billiton Parties will make available to representatives of Purchaser all information reasonably required for Purchaser to confirm the calculations in the Statement of Effective Period Payment. The Statement of Effective Period Payment shall use reasonable estimates where actual amounts are not known at the time of preparation and shall disclose that such reasonable estimates have been used.

(b) If the net payment amount (the "Effective Period Payment") shown in the Statement of Effective Period Payment is positive, it shall be paid by the BHP Billiton Parties on the Closing Date by setting off such amount against the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) and shall be accounted for as a reduction of the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) . If the Effective Period Payment is negative, it shall be paid by Purchaser on the Closing Date by adding such amount to the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) and shall be accounted for by adding such amount to the Purchase Price payments to be made by Purchaser pursuant to Section 2.2(d) . Such Purchase Price reduction or addition, as the case may be, shall be set-off or paid, as applicable, and allocated among the Purchase Price in respect of the BHP Billiton Newco Common Shares and the BCDC Newco Common Shares provided for in Section 2.2(b) as the BHP Billiton Parties and Purchaser may agree is reasonable in the circumstances.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BHP BILLITON CANADA

BHP Billiton Canada represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

4.1	Organization

BHP Billiton Canada is a corporation existing under the laws of Canada and has all necessary corporate power and capacity to own its Buffer Zone Participating Interest as now owned, to own upon their issuance the BHP Billiton Newco Common Shares, and to carry on the Buffer Zone Joint Venture business as it is now being conducted.

4.2	Authorization

This Agreement has been duly authorized, executed and delivered by BHP Billiton Canada and is a legal, valid and binding obligation of BHP Billiton Canada, enforceable against BHP Billiton Canada by Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3	Newco Common Shares and Capitalization

(a) Newco is an unlimited liability company existing under the laws of Nova Scotia and has all necessary corporate power and capacity to own or lease its property as now owned, and to carry on its business as it is now conducted by it.

(b) At the Time of Closing, all of the BHP Billiton Newco Common Shares will be fully paid and non-assessable and BHP Billiton Canada will be the beneficial owner of record of the BHP Billiton Newco Common Shares, with good title thereto, free and clear of all Encumbrances. None of the BHP Billiton Newco Common Shares will be subject to any voting trust, shareholder agreement or voting agreement at the Time of Closing.

(c) At the Time of Closing, all of the BCDC Newco Common Shares will be fully paid and non-assessable and BCDC will be the beneficial owner of record of the BCDC Newco Common Shares, with good title thereto, free and clear of all Encumbrances. None of the BCDC Newco Common Shares will be subject to any voting trust, shareholder agreement or voting agreement at the Time of Closing.

(d) Upon completion of the Transaction, (i) all of the BHP Billiton Newco Common Shares and all of the BCDC Newco Common Shares will be owned by Purchaser as the sole and exclusive owner, with good title thereto, free and clear of all Encumbrances (except for such Encumbrances as may have been granted by Purchaser); and (ii) the BHP Billiton Newco Common Shares and the BCDC Newco Common Shares will be the only shares of Newco that are issued and outstanding.

4.4	Participating Interests

(a) As at the date hereof, BHP Billiton Canada is the sole beneficial and legal owner of its interest in the Buffer Zone JVA and a 51% Buffer Zone Participating Interest, in each case, with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The Buffer Zone JVA is in good standing and in full force and effect. BHP Billiton Canada has not received any written notice from, and to the Knowledge of BHP Billiton Canada there are no existing events or circumstances that would give rise to any written notice from, the Buffer Zone JV Parties of any material non-compliance with the Buffer Zone JVA on the part of BHP Billiton Canada which would give rise to a material undischarged liability of BHP Billiton Canada as of the date hereof or, except as to any notice which may be received after the date hereof alleging non-compliance with section 12.1 of the Buffer Zone JVA, as of the Closing Date.

(c) As at the Time of Closing, Newco will be the sole beneficial and legal owner of the interests currently held by BHP Billiton Canada and BCDC in the Buffer Zone JVA, which interests will be transferred to Newco in connection with the Reorganization, and a 58.8% Buffer Zone Participating Interest, with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances (or such Encumbrances as may have been granted by Purchaser).

4.5	No Other Agreements to Purchase

(a) Other than as disclosed in section 4.5 of the Disclosure Letter, no person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from BHP Billiton Canada of any of (i) the BHP Billiton Newco Common Shares, or (ii) BHP Billiton Canada's interest in the Buffer Zone JVA and/or its 51% Buffer Zone Participating Interest.

(b) As at the Time of Closing, no person other than Purchaser will have any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) which is or is capable of becoming, whether as a result of the Transaction or the entering into of this Agreement or otherwise, an agreement or option for the purchase or acquisition from Newco of any of Newco's interest in the Buffer Zone JVA and/or its 58.8% Buffer Zone Participating Interest (including the 51% Buffer Zone Participating Interest to be acquired from BHP Billiton Canada and the 7.8% Buffer Zone Participating Interest to be acquired from BCDC in connection with the Reorganization).

4.6	No Options

Other than the BHP Billiton Newco Common Shares and the BCDC Newco Common Shares to be issued to BHP Billiton Canada and BCDC, respectively, in connection with the Reorganization, no person has any agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of Newco.

4.7	No Violation

(a) Other than as disclosed in section 4.7 of the Disclosure Letter, neither the execution and delivery of this Agreement by BHP Billiton Canada nor the completion and performance of the Transaction will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any of the provisions of the charter documents of BHP Billiton Canada or Newco, or any order, authorization or judgment to which BHP Billiton Canada or Newco is a party or by which BHP Billiton Canada or Newco is bound or give rise to any Encumbrance in favour of a third party on or in respect of the BHP Billiton Canada Newco Shares or the assets to be transferred by BHP Billiton Canada to Newco in connection with the Reorganization, or (B) violate in any material respect any Laws applicable to the Buffer Zone Joint Venture or BHP Billiton Canada or Newco or any of their respective properties or assets.

(b) Other than as disclosed in section 4.7 of the Disclosure Letter, no licences, agreements or other material instruments to which Newco is a party or by which it is bound by their terms require the approval of, making a filing with, or giving notice to, any third party in connection with the entering into of this Agreement or the consummation of the Transaction. Other than as disclosed in section 4.7 of the Disclosure Letter, there is no requirement for Newco to make any filing with, give any notice to or to obtain any license, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority in connection with the entering into of this Agreement or the consummation of the Transaction.

4.8	Subsidiaries

Newco does not own and on the Closing Date will not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of, or other equity or proprietary interests in, any person, firm or corporation and Newco does not and on the Closing Date will not have any agreements to acquire or lease any other business operations, except as contemplated by the Reorganization.

4.9	Newco Financial Statements

The Newco Financial Statements are correct and complete in all material respects and present fairly the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Newco as the date thereof. Newco has no liabilities, liquidated or contingent or otherwise, that are not fully reflected on the Newco Financial Statements, other than liabilities incurred in connection with (i) the Reorganization and (ii) Newco's ownership of a 58.8% Buffer Zone Participating Interest and operation of the Buffer Zone Joint Venture following completion of the Reorganization.

4.10	No Business

Newco was incorporated on October 26, 2012 and has not and will not have conducted any business, other than in connection with (i) the Reorganization and (ii) Newco's ownership of a 58.8% Buffer Zone Participating Interest and operation of the Buffer Zone Joint Venture following completion of the Reorganization.

4.11	No Assets

As at the date hereof, Newco owns no property or assets. Other than in connection with the Reorganization, Newco is not a party to any written or oral agreement to purchase or otherwise acquire, directly or indirectly, any other property or assets.

4.12	Books and Records

The books and records of Newco, in all material respects, fairly and correctly set out and disclose the financial position of Newco.

4.13	Buffer Zone Financial Statements

The Buffer Zone Financial Statements and the Effective Date Statements have been prepared in accordance with GAAP applied on a basis consistent with prior periods, are correct and complete in all material respects and present fairly the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Buffer Zone Joint Venture as at their respective dates and the results of operations of the Buffer Zone Joint Venture for the periods covered by the Buffer Zone Financial Statements or Effective Date Statements. The Buffer Zone Joint Venture has no liabilities, liquidated or contingent or otherwise, that are not fully reflected on the Effective Date Statements, other than liabilities incurred after the Effective Date in the ordinary course of business consistent with past practice of the same type as liabilities reflected in the Effective Date Statements.

4.14	Absence of Changes

Since the Effective Date, except as disclosed in section 4.14 of the Disclosure Letter and except for the Reorganization, the Buffer Zone Joint Venture has conducted operations only in the ordinary course of business and there has not been any Material Adverse Change (for this purpose related only to the Buffer Zone Joint Venture and excluding Newco).

4.15	Buffer Zone Leases

(i) BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, is, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will be, the registered holder of the Buffer Zone Leases, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) the Buffer Zone Leases are in full force and effect in accordance with their respective terms and BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, has complied, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will have complied, in all material respects with the terms and provisions of the Buffer Zone Leases; (iii) BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, has not, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will not have, received any notification of any material unresolved violation or non-compliance with the terms of the Buffer Zone Leases and (iv) BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, has, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will have, made all filings and paid all fees with the appropriate Governmental Authorities necessary to keep the Buffer Zone Leases in full force and effect under applicable Law.

4.16	Buffer Zone Permits

(a) Other than a Prospectors Licence and the Buffer Zone Leases, no permits, licenses, leases, registrations, qualifications, certifications or other approvals are required under applicable Laws from a Governmental Authority in connection with the Buffer Zone Joint Venture's ownership of the Buffer Zone Property and the exploration, use or operation of the Buffer Zone Property as currently conducted.

(b) BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, has, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will have, duly obtained a Prospectors Licence, and such Prospectors Licence will be valid, subsisting and in good standing prior to the Reorganization Closing Time, in the case of the Prospectors Licence held by BHP Billiton Canada, and following the Reorganization Closing Time through to the Closing Date, in the case of the Prospectors Licence held by Newco.

4.17	Assumed Contracts

There are no Assumed Contracts other than the Buffer Zone Leases.

4.18	EKATI Leased Real Property

BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, does not own or lease and has not agreed to acquire or lease any real property or interest in real property.

4.19	Title to Other Property

As at the date hereof, title to the Operatorship Assets is held in the name of BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, in trust for BHP Billiton Canada, BCDC and the Buffer Zone JV Parties in proportion to their respective Buffer Zone Participating Interests, as applicable, free and clear of any Encumbrances other than Permitted Encumbrances.

4.20	Insurance

Section 4.20 of the Disclosure Letter sets out true, accurate and complete particulars of all insurance policies in force as at the date hereof with respect to the Buffer Zone Property and the operations conducted thereon that are maintained by BHP Billiton Canada or its Affiliates, specifying in each case, the name of the insurer, the risks insured against, the amount of the coverage, the amount of the deductible, the policy number, and any pending claims under the policy relating to the Buffer Zone Property and the operations conducted thereon. BHP Billiton Canada is not in material default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any material claim under any insurance policy in a due and timely manner.

4.21	Environmental Matters

Except as disclosed in section 4.21 of the Disclosure Letter, (i) the Buffer Zone Property is in material compliance with all applicable Environmental Laws, (ii) BHP Billiton Canada has not and up to the Reorganization Closing Time will not have, and following the Reorganization Closing Time Newco will not have, received any written order, notice or other communication from any Governmental Authority in respect of the Buffer Zone Property of any actual or threatened material non-compliance with any Environmental Law which would give rise to a material undischarged liability relating to the Buffer Zone Property as of the Effective Date and (iii) there are no pending or, to the knowledge of BHP Billiton Canada, threatened material Proceedings relating to the Buffer Zone Property arising under any Environmental Law.

4.22	Compliance with Laws

BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, has, and following the Reorganization Closing Time Newco, in its capacity as operator of the Buffer Zone Joint Venture, will have, conducted operations of the Buffer Zone Joint Venture in material compliance with all Buffer Zone Leases and applicable Laws applicable to the Buffer Zone Joint Venture.

4.23	Litigation

Except as described in section 4.23 of the Disclosure Letter, there are no material Proceedings pending or, to the knowledge of BHP Billiton Canada, threatened against or affecting or related to, (i) Newco or (ii) the Buffer Zone Property or the Buffer Zone Joint Venture, before or by any court or any Governmental Authority.

4.24	Employment Matters

(a) No individual is employed by, engaged as a contractor to provide services to, or seconded to BHP Billiton Canada, solely in its capacity as operator of the Buffer Zone Joint Venture.

(b) As at the date hereof and since incorporation, Newco has had, and at the Closing Date will have, no employees.

4.25	Intellectual Property

Other than as set out in section 4.25 of the Disclosure Letter, there are no trademarks, trade names, business names, patents, patent rights, inventions, copyrights, service marks, brand names, industrial designs or other proprietary intellectual property rights (collectively, the "Intellectual Property") owned, licensed or used by BHP Billiton Canada or any of its Affiliates that are material to the operation of the Buffer Zone Property.

4.26	Royalties

Other than as set out in section 4.26 of the Disclosure Letter, no person has any interest in any of the production or profits from the Buffer Zone Property or any royalty in respect of the Buffer Zone Property.

4.27	Buffer Zone Joint Venture Books and Records

The books and records of the Buffer Zone Joint Venture, in all material respects, fairly and correctly set out and disclose the financial position of the Buffer Zone Joint Venture and all financial transactions of the Buffer Zone Joint Venture have been accurately recorded in such books and records.

4.28	Taxes

Except as set out in section 4.28 of the Disclosure Letter:

(a) There are no Tax Returns that Newco will have been required to file with any Governmental Authority prior to the Closing Date (excluding, for greater certainty, the Tax Return referred to in Section 8.8(a) which shall be filed following the Closing Date). No notices of assessment or notices of reassessment in respect of Taxes have been issued to Newco by a Governmental Authority. Newco will promptly provide to Purchaser copies of any notices of assessment or reassessment or any material correspondence between Newco and a Tax authority prior to the Closing Date.

(b) There are no Taxes that will be due and payable by Newco under applicable Laws prior to the Closing Date.

(c) There will be no actions, objections, appeals, suits or other proceedings or claims in progress, pending or, to the knowledge of BHP Billiton Canada, threatened by or against Newco in respect of any Taxes prior to the Closing Date. Newco has not executed or filed with any Governmental Authority any agreement or waiver, nor entered into an arrangement of any kind, extending the period for assessment, reassessment or collection of any Taxes or the filing of Tax Returns, and will not do so prior to the Closing Date.

(d) Newco has withheld or collected and remitted to the applicable Governmental Authority all amounts required to be withheld or collected and remitted by Newco in respect of any Taxes.

(e) Newco is not a non-resident person within the meaning of the Tax Act.

(f) Newco is a taxable Canadian corporation within the meaning of the Tax Act.

(g) Newco is not required to file Tax Returns in a jurisdiction outside of Canada and no claim has ever been made by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to Taxes assessed by such jurisdiction or a filing requirement in that jurisdiction.

(h) Except in connection with the Reorganization, Newco has not been party to an election under section 85 of the Tax Act with respect to the acquisition or disposition of any property.

(i) Newco has not entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any taxation year that begins on or after the Closing Date, for greater certainty ignoring for this purpose any election made under section 85 of the Tax Act on transactions included in the Reorganization.

(j) Except pursuant to this Agreement or as specifically disclosed in writing to Purchaser, for purposes of the Tax Act or any other applicable Tax statute, no person or group of persons has ever acquired or had the right to acquire control of Newco.

(k) None of sections 34.2, 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province, territory or any other jurisdiction, have applied or will apply to Newco at any time up to and including the Closing Date.

(l) Newco has not acquired property from a non-arm's length person (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(m) No transactions will have taken place between Newco and any non-resident person prior to the Closing Date that could subject it to liability under section 247 of the Tax Act.

(n) No reserves under the Tax Act or any equivalent provincial or territorial statute have been or will be claimed by Newco prior to the Closing Date.

(o) The Reorganization will not result in any liability for Taxes for Newco, ignoring for this purpose any election made under section 85 of the Tax Act on transactions included in the Reorganization.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BCDC

BCDC represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

5.1	Organization

BCDC is a corporation existing under the laws of the Province of Nova Scotia and has all necessary corporate power and capacity to own the BCDC Newco Common Shares.

5.2	Authorization

This Agreement has been duly authorized, executed and delivered by BCDC and is a legal, valid and binding obligation of BCDC, enforceable against BCDC by Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3	Participating Interests

(a) As at the date hereof, BCDC is the sole beneficial and legal owner of its interest in the Buffer Zone JVA and a 7.8% Buffer Zone Participating Interest, with good title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The Buffer Zone JVA is in good standing and in full force and effect. BCDC has not received any written notice from, and to the Knowledge of BCDC there are no existing events or circumstances that would give rise to any written notice from, the Buffer Zone JV Parties of any material non-compliance with the Buffer Zone JVA on the part of BCDC which would give rise to a material undischarged liability of BCDC as of the date hereof or, except as to any notice which may be received after the date hereof alleging non-compliance with section 12.1 of the Buffer Zone JVA, as of the Closing Date.

5.4	No Other Agreements to Purchase

(a) No person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from BCDC of the BCDC Newco Common Shares.

(b) Except as disclosed in section 5.4(b) of the Disclosure Letter, as at the date hereof, no person other than Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) which as a result of the Transaction or the entering into of this Agreement or otherwise would become an agreement or option for the purchase or acquisition from BCDC of any of its interest in the Buffer Zone JVA and/or its 7.8% Buffer Zone Participating Interest.

5.5	No Violation

Other than as disclosed in section 5.5 of the Disclosure Letter, neither the execution and delivery of this Agreement by BCDC nor the completion and performance of the Transaction by BCDC will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any of the provisions of the charter documents of BCDC, or any order, authorization or judgment to which BCDC is a party or by which BCDC is bound or give rise to any Encumbrance in favour of a third party on or in respect of the BCDC Newco Common Shares, or (B) violate in any material respects any Laws applicable to BCDC or Newco or any of their respective properties or assets.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each of the BHP Billiton Parties as follows and acknowledges and confirms that each BHP Billiton Party is relying on such representations and warranties in connection with the sale by it of the Purchased Shares:

6.1	Organization

Purchaser is a corporation validly existing and in good standing under the laws of the Northwest Territories and Purchaser has all necessary corporate power and capacity to enter into this Agreement and perform its obligations thereunder.

6.2	Ownership

As at the date hereof, Purchaser is a wholly-owned subsidiary of, and controlled by, Parent.

6.3	Authorization

This Agreement has been duly authorized, executed and delivered by Purchaser and is a legal, valid and binding obligation of Purchaser, enforceable against Purchaser by each BHP Billiton Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

6.4	No Violation

Neither the execution and delivery of this Agreement by Purchaser nor the completion and performance of the Transaction will violate, contravene, result in a breach of or default under, or be contrary to, any of the provisions of the charter documents of Purchaser or any Contract, order, licence, authorization, statute, regulation or judgment to which Purchaser is a party or by which Purchaser is bound.

6.5	Consents and Approvals

Other than the Regulatory Approvals, no approval, Order, consent of or filing with any Governmental Entity is required on the part of Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of Purchaser's obligations under this Agreement.

6.6	Financing

Purchaser either has sufficient cash on hand and/or committed and documented irrevocable financing subject to customary draw down conditions from a Canadian Schedule I or II bank or comparable international lender, or a reputable lender satisfactory to the BHP Billiton Parties acting reasonably, in place such that, at Closing, Purchaser will have immediately available funds equal to the Purchase Price.

ARTICLE 7
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the BHP Billiton Parties

No investigation made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the BHP Billiton Parties in this Agreement. The representations and warranties of the BHP Billiton Parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the closing of the Transaction for a period of eighteen (18) months following the Closing Date and, notwithstanding such closing or any investigation made by or on behalf of Purchaser, shall continue in full force and effect for the benefit of Purchaser during such period, except that:

(a)	the representations and warranties set out in Sections 4.3, 4.4, and 5.3 shall survive the closing of the Transaction and continue in full force and effect without limitation of time;

(b)

the representations and warranties set out in Section 4.28 shall survive the closing of the Transaction and, in respect of any particular period or issue, continue in full force and effect until ninety (90) days after the expiration of the time, if any, during which an assessment, reassessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties extend could be issued under such legislation to Newco;

(c)	the representations and warranties set out in Section 4.21 shall survive the closing of the Transaction and continue in full force and effect for a period of thirty (30) months; and

(d)

a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by applicable Law.

7.2	Survival of Representations and Warranties of Purchaser

No investigation made by or on behalf of the BHP Billiton Parties at any time, including for greater certainty the BHP Billiton Parties' review of Purchaser's financing commitment documents, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Purchaser in this Agreement. For greater certainty, the BHP Billiton Parties shall be entitled to rely on the representation and warranty contained in Section 6.6 notwithstanding that the BHP Billiton Parties have reviewed and commented on Purchaser's financing commitment documents. The representations and warranties of Purchaser contained in this Agreement or in any document, certificate or undertaking given pursuant hereto shall survive the closing of the Transaction for a period of eighteen (18) months following the Closing Date and, notwithstanding such closing nor any investigation made by or on behalf of the BHP Billiton Parties, shall continue in full force and effect for the benefit of each BHP Billiton Party during such period.

ARTICLE 8
COVENANTS

8.1	Conduct Prior to Closing

Other than in connection with the completion of the Reorganization, during the period from the date hereof to the Time of Closing:

(a)	BHP Billiton Canada agrees that it shall:

(i)	not provide, other than in the ordinary course of business, any consents, approvals or waivers or exercise any of its rights under the Buffer Zone JVA without the prior written consent of Purchaser;

(ii)	not agree to amend, supplement or otherwise modify the Buffer Zone JVA without the prior written consent of Purchaser;

(iii)

in its capacity as operator of the Buffer Zone Joint Venture, operate, manage and maintain the Buffer Zone Property in the ordinary and normal course consistent with past practice and in accordance with budgets and plans currently in place, provided that (A) such budgets and plans may be revised to the extent reasonably necessary to reflect changing circumstances, (B) BHP Billiton Canada shall be entitled to take forthwith any action required to ensure the safety and integrity of the Buffer Zone Property, including any actions required to be taken pursuant to Environmental Laws, (C) for greater certainty, BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, shall be able to distribute to BHP Billiton Canada, BCDC and the Buffer Zone JV Parties the Cdn$1,175,176 held by BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, on behalf of such persons as of the Effective Date plus any interest earned thereon during the Effective Period and (D) to the extent practicable (and not in respect of any action to be taken in accordance with (B) above), BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, shall seek Purchaser's input in respect of any material action to be taken that is outside of the ordinary and normal course of business consistent with past practice or that is not in accordance with budgets and plans then in place, and BHP Billiton shall give reasonable consideration to any such input;

(iv)

in its capacity as operator of the Buffer Zone Joint Venture, not enter into any transaction with any of the other BHP Billiton Parties or their Affiliates, except (A) in the ordinary and normal course of business consistent with past practice, (B) as provided for or permitted pursuant to this Agreement or Schedule 8.2 - Reorganization Steps, or (C) with the prior written consent of Purchaser;

(v)

to the extent not already in place, maintain separate and segregated bank accounts and separate books, accounts and ledgers for the Buffer Zone Joint Venture and ensure that all cash flows, if any, relating to the Buffer Zone Joint Venture are serviced by such accounts and reflected in such books, accounts and ledgers;

(vi)

subject to applicable Laws, promptly provide to Purchaser copies of all material notices, letters or other correspondence from any person received after the date hereof related to the Buffer Zone Joint Venture, the Buffer Zone Property or Newco;

(vii)

not create, permit or suffer to exist any Encumbrances on or in respect of, in its capacity as operator of the Buffer Zone Joint Venture or the Buffer Zone Property and in its personal capacity, its interest in the Buffer Zone Joint Venture other than Permitted Encumbrances;

(viii)

subject to applicable Laws, within ten (10) Business Days following the end of each calendar month provide Purchaser with a report on the operations of the Buffer Zone Joint Venture during such calendar month in the form of the monthly Business Performance Report currently prepared in respect of the EKATI Joint Ventures redacted or modified as required to remove information unrelated to the Buffer Zone Joint Venture; and

(ix)	promptly notify Purchaser of the occurrence of any material events related to the Buffer Zone Joint Venture, the Buffer Zone Property or Newco out of the ordinary course of business.

(b)	BCDC agrees that it shall:

(i)	not provide, other than in the ordinary course of business, any consents, approvals or waivers or exercise any of its rights under the Buffer Zone JVA without the prior written consent of Purchaser;

(ii)	not agree to amend, supplement or otherwise modify the Buffer Zone JVA without the prior written consent of Purchaser;

(iii)

subject to applicable Laws, promptly provide to Purchaser copies of all material notices, letters or other correspondence from any person received after the date hereof related to the Buffer Zone Joint Venture or the Buffer Zone Property; and

(iv)	not create, permit or suffer to exist any Encumbrances on or in respect of its interest in the Buffer Zone Joint Venture other than Permitted Encumbrances.

(c)	BHP Billiton Canada agrees that it shall cause Newco:

(i)

not to provide, other than in the ordinary course of business, any consents, approvals or waivers or exercise any of its rights under the Buffer Zone JVA without the prior written consent of Purchaser;

(ii)	not to agree to amend, supplement or otherwise modify the Buffer Zone JVA without the prior written consent of Purchaser;

(iii)

not to acquire any asset, incur any liability or take any action whatsoever, other than assets acquired, liabilities incurred and actions taken in connection with the Reorganization, or in the ordinary course following completion of the Reorganization;

(iv)

not to enter into any material transaction with any of the BHP Billiton Parties or their Affiliates, except (A) in the ordinary and normal course of business consistent with past practice, (B) as provided for or permitted pursuant to this Agreement or Schedule 8.2 – Reorganization Steps, or (C) with the prior written consent of Purchaser;

(v)

to promptly provide to Purchaser copies of all material notices, letters or other correspondence from any person received after the date hereof related to the Buffer Zone Joint Venture or the Buffer Zone Property; and

(vi)	not to create, permit or suffer to exist any Encumbrances on or in respect of its interest in the Buffer Zone Joint Venture other than Permitted Encumbrances;

(vii)	not incur any liability for Taxes during the Effective Period other than in the ordinary and normal course of business consistent with past practice; and

(viii)

to the extent that they may reasonably bind Newco to an adverse Tax position for a period after the Effective Date, not file any Tax Returns, make any material election relating to Taxes (other than the elections described in Schedule 8.2 - Reorganization Steps) or settle any Tax issue in dispute with any Governmental Authority, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, and provide Purchaser reasonable advance notice of any such action.

(d) BHP Billiton Canada and Purchaser agree that subject to applicable Laws each shall provide the other prompt notice in writing of:

(i)

the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any of the representations or warranties of, in the case of BHP Billiton Canada, the BHP Billiton Parties, and in the case of Purchaser, Purchaser contained in this Agreement to be untrue or inaccurate in any material respect;

(ii)	any notice or communication from any person alleging that the consent of such person is or may be required in connection with the Transaction or the Reorganization;

(iii)	any material notice or communication from any Governmental Authority in connection with the Transaction or the Reorganization;

(iv)	any material Proceeding commenced or threatened against it (and in the case of BHP Billiton Canada, BCDC or Newco) which relates to the consummation of the Transaction or the Reorganization; and

(v)

any failure by it (and in the case of BHP Billiton Canada, BCDC or Newco) to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied under this Agreement;

provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the BHP Billiton Parties or Purchaser, or any conditions in favour of the BHP Billiton Parties or Purchaser, contained in this Agreement or otherwise affect the remedies available to the BHP Billiton Parties and Purchaser under this Agreement.

8.2	Reorganization

(a) As soon as reasonably practicable after the date hereof, each of BHP Billiton Canada and BCDC shall, and shall cause Newco to, use its commercially reasonable efforts to apply for and obtain the Required Reorganization Approvals together with all other consents, if any, required from third parties in connection with the Reorganization.

(b) Purchaser shall co-operate with BHP Billiton Canada, BCDC and Newco and provide all reasonable assistance to BHP Billiton Canada, BCDC and Newco in order to obtain the Required Reorganization Approvals and all other consents required from third parties in connection with the Reorganization as promptly as practicable (and, in any event, prior to the Outside Date).

(c) Subject to obtaining all of the Required Reorganization Approvals, BHP Billiton Canada and BCDC shall, and shall cause Newco to, effect prior to the Time of Closing the reorganization described in Schedule 8.2 (the "Reorganization") pursuant to which, among other things:

(i)	BHP Billiton Canada shall transfer to Newco all of its right, title and interest in the BHP Billiton Buffer Zone Assets;

(ii)	BCDC shall transfer to Newco all of its right, title and interest in the BCDC Buffer Zone Assets; and

(iii)	Newco shall assume the Assumed Liabilities.

(d) The BHP Billiton Parties shall provide Purchaser with copies of all documentation to effect the Reorganization and shall provide Purchaser with a reasonable advance opportunity to review and comment upon all such documentation and consider in good faith any comments received from Purchaser, provided that Purchaser shall provide such comments no later than five (5) Business Days following receipt of such documentation from the BHP Billiton Parties. For greater certainty, the BHP Billiton Parties shall not be obligated to make changes requested by Purchaser if they determine in good faith not to do so, provided that the Reorganization is being effected in a manner consistent with Schedule 8.2.

(e) Purchaser shall cause Newco to provide reasonable assistance with the preparation and filing of any tax-related elections or forms following the Closing Date as may be requested by BHP Billiton Canada or BCDC in connection with the Reorganization.

(f) BHP Billiton Canada shall consult with Purchaser prior to paying any costs, expenses or fees payable to any counterparty to an Assumed Contract, in connection with the transfer of the Assumed Contracts, if any, by BHP Billiton to Newco as part of the Reorganization. If Purchaser consents, acting reasonably, to the payment of such costs, expenses or fees, then, notwithstanding Section 14.5, Purchaser shall reimburse the BHP Billiton Parties for fifty percent (50%) of any such costs, expenses or fees paid by them. The BHP Billiton Parties shall provide Purchaser an invoice at least two Business Days prior to the Closing Date setting out all amounts owing to the BHP Billiton Parties pursuant to this Section 8.2(f) and Purchaser shall pay such amounts on the Closing Date.

8.3	Actions to Satisfy Closing Conditions

(a) Except as otherwise provided in this Section 8.3, each of the BHP Billiton Parties and Purchaser agrees to use commercially reasonable efforts to cause the conditions contained in Article 10 to be satisfied as soon as practicable and in any case by the Outside Date.

(b) Purchaser will promptly notify the BHP Billiton Parties and the BHP Billiton Parties will promptly notify Purchaser upon:

(i)	becoming aware of any Order or any complaint requesting an Order restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated under this Agreement; or

(ii)	receiving any notice from any Governmental Authority of its intention:

(A)	to institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated by this Agreement; or

(B)	to nullify or render ineffective this Agreement or such transactions if consummated.

8.4	Further Assurances

Subject to the terms and conditions of this Agreement, each party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the Reorganization and the Transaction and (b) for the discharge by each party of its respective obligations under this Agreement, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party hereto may reasonably require. Each of the parties hereto, where appropriate, shall reasonably cooperate with the other party in taking such actions.

8.5	Access

(a) Upon reasonable notice and subject to the Confidentiality Agreement, the BHP Billiton Parties agree subject to applicable Laws to continue to provide Purchaser and its authorized representatives with (i) reasonable access to all books, records, information and files in respect of Newco, the Buffer Zone Joint Venture and the Buffer Zone Property in its possession and control; (ii) access to applicable personnel, if any, as reasonably requested by Purchaser, and (iii) access to the Buffer Zone Property and the operations, if any, of the Buffer Zone Joint Venture as reasonably requested by Purchaser, provided that Purchaser shall not be entitled to have access to any: (A) information in respect of current or future diamond prices and diamond pricing strategies; (B) marketing strategies or other confidential information relating to the marketing of diamonds or (C) internal analysis or forecasts of future demand and supply.

8.6	Public Statements

Each party shall consult with the other party prior to issuing any press releases or otherwise making public statements with respect to the Reorganization, the Transaction or this Agreement and shall provide the other party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a party's shares (or those of any of its Affiliates) are listed or traded or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other party and after taking into account the other party's reasonable requirements as to its timing, content and manner of making or despatch. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing party shall provide the other party with a copy of any written disclosure made by such disclosing party as soon as practicable thereafter.

8.7	Books and Records

Purchaser covenants to use reasonable care to preserve the books and records of Newco, including those books and records of BHP Billiton Canada and BCDC transferred to Newco in connection with the Reorganization, delivered to it for a period of six years from the time of the closing of the Transaction, or for such longer period as is required by any applicable Law, and will permit BHP Billiton Canada, BCDC or their authorized representatives reasonable access thereto in connection with the affairs of BHP Billiton Canada or BCDC.

8.8	Tax Matters

(a) BHP Billiton Canada shall prepare Tax Returns for Newco for the taxation year ending immediately before the Closing Date, and prior to filing such Tax Returns with the relevant authorities, shall provide Purchaser with a reasonable opportunity to review and comment on them.

(b) Purchaser shall and shall cause Newco to co-operate fully with BHP Billiton Canada to allow BHP Billiton Canada to have such access to the books, records or other documentation within the control of any of Purchaser or Newco, as is deemed reasonably necessary by BHP Billiton Canada in order to allow it to prepare the Tax Returns described in Section 8.8(a) for the taxation year ended immediately before the Closing Date and BHP Billiton Canada and BCDC shall co-operate fully with Newco, respectively, with respect to the preparation of Tax Returns for the taxation years ended subsequent to the Closing Date.

8.9	Control over Tax Proceedings

(a) Purchaser acknowledges and agrees that the BHP Billiton Parties shall continue to have at their own expense exclusive control following the Closing Date over any dealings with tax authorities (including any audit or any appeal of an Assessment, whether that appeal is through the administrative appeal process or through judicial proceedings, and including any resolution or settlement of such an audit or appeal) that involves Newco in respect of Taxes, or interest or penalties in respect of Taxes, relating to a period prior to the Effective Date.

(b) For clarity and the avoidance of doubt and without limiting the operation of Section 8.9(a), if prior to the Closing Date Newco receives an assessment, reassessment or any other form of written demand assessing liability for Taxes, or interest or penalties in respect of Taxes under applicable legislation (an "Assessment") in respect of any period prior to the Effective Date and Newco has not initiated any appeal or other Proceedings in respect of such Assessment prior to the Closing Date, the BHP Billiton Parties shall have exclusive right to initiate any appeal or other Proceedings in respect of such Assessment following the Closing Date and to fully manage and control such appeal or other Proceedings through to resolution or settlement of the matter.

(c) In the event that following the Closing Date Newco (or the Purchaser or any person under control of the Purchaser in respect of or on behalf of Newco) receives any communication from a tax authority (including any audit information request, query, proposal letter, assessment, or reassessment) in respect of any period prior to the Effective Date, Purchaser shall cause Newco (or such other person), as applicable, to forthwith provide a copy of such communication to the BHP Billiton Parties. Upon receipt of such communication, the BHP Billiton Parties shall have the exclusive right to deal with the tax authorities in the manner contemplated in Section 8.9(a) .

(d) Purchaser shall cause Newco to co-operate fully with the BHP Billiton Parties in connection with any matter contemplated by this Section 8.9 and not to take any actions in respect of any such matter in respect of any period prior to the Effective Date without the prior written consent of the BHP Billiton Parties. For clarity and the avoidance of doubt, the BHP Billiton Parties shall have the exclusive right to settle any audit, appeal or Proceedings referenced in or initiated by the BHP Billiton Parties in accordance with this Section 8.9.

(e) The BHP Billiton Parties shall fund any payment of Taxes necessary to object to or contest any matter over which the BHP Billiton Parties have exclusive control under Section 8.9(a) . The BHP Billiton Parties shall not take any action permitted under this Section 8.9 that would reasonably bind Newco to an adverse Tax position for a period after the Effective Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, and shall provide Purchaser reasonable advance notice of any such action.

8.10	Insurance

BHP Billiton Canada has provided Purchaser with a summary of the types and amounts of insurance coverage presently in force with respect to the Buffer Zone Property and the operations conducted thereon that is maintained by BHP Billiton Canada or its Affiliates. Such insurance coverage shall be maintained during the Effective Period. To the extent that proceeds of insurance are received during the Effective Period, such proceeds shall be used to repair or replace the property in respect of which such insurance proceeds arose. On the Closing Date, all such insurance will be terminated by BHP Billiton Canada. Purchaser covenants and agrees that it will ensure, at its own expense, that comparable replacement insurance is in place on the Closing Date.

ARTICLE 9
ADDITIONAL PURCHASER COVENANTS

9.1	Newco Obligations

Without limiting the provisions of Section 12.4, Purchaser covenants and agrees to cause Newco to comply with all of its obligations assumed or incurred in connection with the Reorganization.

9.2	Sale Restrictions

Purchaser covenants and agrees that until the second (2nd) anniversary of the Closing Date it shall:

(a)

retain ownership of a controlling interest in, and control over, the Buffer Zone Joint Venture and/or Buffer Zone Property acquired pursuant to this Agreement, provided that this restriction shall not prevent Purchaser from creating one or more mortgage charges or other encumbrances in favour of its lenders as security for indebtedness incurred to finance the transactions contemplated by this Agreement; and

(b)	remain controlled by Parent.

9.3	Financing

Purchaser covenants and agrees that it shall take all necessary steps to and shall ensure that at Closing it will have sufficient funds to pay the Purchase Price to the BHP Billiton Parties in full. In the event that all or a portion of the funds to pay the Purchase Price will be provided by one or more third party financers, Purchaser further covenants and agrees that it shall take all necessary steps, including complying with all covenants made to such financers in connection with any such financing, to ensure that the commitments and documented financings of such third party financers remain in place between the date hereof and the Closing Date and that Purchaser will be able to draw on all such commitments immediately prior to Closing.

9.4	Parent Guarantee

(a) Parent hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favour of the BHP Billiton Parties the full and timely performance, observance and payment by Purchaser of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of Purchaser contained in this Agreement, including but not limited to the obligation of Purchaser to pay the Purchase Price when required pursuant to Section 2.2.

(b) Subject to Section 12.5, the liability of Parent hereunder shall be absolute and unconditional and shall be in effect irrespective of: (i) any failure, neglect or omission on the part of the BHP Billiton Parties or any other person to realize upon any obligations or liabilities of Purchaser; (ii) any amalgamation, merger or reorganization of Purchaser in which event the guarantee of Parent shall apply to the corporation resulting therefrom; (iii) any amalgamation, merger or reorganization of Parent; (iv) any sale, lease or transfer of the assets of Purchaser or Parent; (v) any change in the ownership of any shares in the capital of Purchaser or Parent; (vi) any amendment or modification of this Agreement; or (vii) any other occurrence or circumstances whatsoever similar to the foregoing.

(c) The obligations and liabilities of Parent hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against Purchaser or Parent of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.

ARTICLE 10
CONDITIONS OF CLOSING

10.1	Mutual Conditions

The obligations of the BHP Billiton Parties and Purchaser to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

there shall not be in force any Law, and no Governmental Authority shall have issued any final and non-appealable Order (whether temporary, preliminary or permanent), restraining or enjoining or otherwise prohibiting the Transaction;

(b)

the Required Reorganization Approvals shall have been obtained in a manner that has not given rise to a Material Adverse Change and the Reorganization shall have been completed in all material respects in accordance with Section 8.2 and Schedule 8.2; and

(c)

either: (i) any applicable 60 day period during which the JV Pre-Emptive Rights in respect of the Transaction may be exercised shall have expired without being exercised, as determined by the BHP Billiton Parties in their sole discretion; or (ii) each of the Buffer Zone JV Parties shall have delivered to BHP Billiton Canada a valid, written waiver of their JV Pre-Emptive Rights, in form and substance satisfactory to the BHP Billiton Parties in their sole discretion.

The foregoing conditions are for the exclusive benefit of the BHP Billiton Parties and Purchaser and, accordingly, the BHP Billiton Parties and Purchaser will be entitled to waive compliance with any such conditions if they see fit to do so.

10.2	Conditions of Closing in Favour of BHP Billiton Parties

The obligations of the BHP Billiton Parties to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and Purchaser shall have provided to the BHP Billiton Parties a certificate of Purchaser dated the Closing Date, executed by two senior officers of Purchaser certifying such accuracy;

(b)

Purchaser shall have performed and complied in all material respects with its covenants in this Agreement, and Purchaser shall have provided to the BHP Billiton Parties a certificate of Purchaser dated the Closing Date, executed by two senior officers of Purchaser certifying that Purchaser has so performed and complied with its covenants herein;

(c)	except to the extent otherwise consented to by the BHP Billiton Parties, such consent not to be unreasonably withheld, Purchaser shall be a wholly-owned subsidiary of, and controlled by, Parent; and

(d)

no Change of Control (howsoever structured) shall have occurred in respect of Parent, Parent shall not have entered into an agreement with a third party to undertake a transaction that would result in a Change of Control (however structured) in respect of Parent and no announcement shall have been made by a third party that it intends to make a take-over bid for Parent which take-over bid shall not have been rejected by the board of directors of Parent.

The foregoing conditions are for the exclusive benefit of the BHP Billiton Parties and, accordingly, the BHP Billiton Parties will be entitled to waive compliance with any such conditions if they see fit to do so, without prejudice to any rights and remedies at law and in equity they may have, including any claims the BHP Billiton Parties may have for breach of covenant, representation or warranty by any party hereto, and also without prejudice to any BHP Billiton Party's rights of termination in the event of non-performance of any other conditions in whole or in part.

10.3	Conditions of Closing in Favour of Purchaser

The obligations of Purchaser to consummate the Transaction shall be subject to the fulfillment on or before Closing of each of the following conditions:

(a)

the representations and warranties made by the BHP Billiton Parties in this Agreement shall be true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that the representations and warranties made by the BHP Billiton Parties in this Agreement are true and correct in all respects without giving effect to any limitation indicated by the words "Material Adverse Change", "in all material respects", "material" or "materially", except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change;

(b)

no Material Adverse Change shall have occurred since the date hereof, and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that no Material Adverse Change has occurred since the date hereof; and

(c)

each BHP Billiton Party shall have performed and complied in all material respects with its covenants in this Agreement and each BHP Billiton Party shall have provided to Purchaser a certificate of such BHP Billiton Party dated the Closing Date, executed by two senior officers certifying that such BHP Billiton Party has so performed and complied with its covenants herein.

The foregoing conditions are for the exclusive benefit of Purchaser and, accordingly, Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to any rights and remedies at law and in equity it may have, including any claims Purchaser may have for breach of covenant, representation or warranty by any party hereto, and also without prejudice to Purchaser's rights of termination in the event of non-performance of any other conditions in whole or in part.

ARTICLE 11
CLOSING ARRANGEMENTS

11.1	Closing

Subject to fulfillment or waiver of the conditions in this Agreement contained in Article 10, the closing of the Transaction (the "Closing") shall take place at the offices of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario or such other place as the parties may agree, at the Time of Closing, on the fifth (5th) Business Day following satisfaction or waiver of the conditions to closing contained in Section 10.1(b) hereof or such later date as Purchaser may designte provided that such designated date shall not be more than fifty-nine (59) days from the date on which the condition in Section 10.1(c) is satisfied, (the "Closing Date"), provided that the Closing Date shall occur no later than the Outside Date.

11.2	Closing Deliveries by the BHP Billiton Parties

At the Closing, the BHP Billiton Parties shall deliver or cause others, as applicable, to deliver the following documents to Purchaser:

(a)	a certificate of status (or equivalent thereof) for Newco;

(b)	the certificates contemplated by Section 10.3(a) and Section 10.3(c);

(c)

the share certificates representing the Purchased Shares, together with assignments or other instruments of transfer duly endorsed in blank, or accompanied by share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance reasonably acceptable to Purchaser for the transfer of the Purchased Shares to Purchaser;

(d)	the minute books and share transfer records of Newco;

(e)

a written resignation and an executed release from each of the officers, directors or members of any management or other committee of Newco or the Buffer Zone Joint Venture listed on section 11.2(e) of the Disclosure Letter, substantially in a form to be agreed by Purchaser and the BHP Billiton Parties, acting reasonably, such resignations and releases to be effective at the Closing Date;

(f)

such other certificates, instruments of conveyance, and documents required by this Agreement or as may be reasonably requested by Purchaser prior to the Closing Date to carry out the intent and purposes of this Agreement.

11.3	Closing Deliveries by Purchaser

At the Closing, Purchaser will deliver to the BHP Billiton Parties:

(a)	the payment in cash required pursuant to Section 2.2(d);

(b)	a certificate of status (or equivalent thereof) for Purchaser;

(c)	the certificates contemplated by Sections 10.2(a) and 10.2(b); and

(d)

such other certificates, instruments, and documents required by this Agreement or as may be reasonably requested by the BHP Billiton Parties prior to the Closing Date to carry out the intent and purposes of this Agreement.

ARTICLE 12
INDEMNIFICATION

12.1	Indemnification by BHP Billiton Canada

Subject to Section 12.5, BHP Billiton Canada agrees to indemnify and save harmless Purchaser and its Affiliates and each of their officers, directors and employees from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a)

any misrepresentation or inaccuracy of any representation or warranty as of the date hereof or in respect of the period prior to the date hereof provided by BHP Billiton Canada or BCDC contained in this Agreement or in any agreement, certificate or other document delivered by BHP Billiton Canada or BCDC pursuant hereto, except to the extent that any Loss that arises pursuant to the misrepresentation or inaccuracy of any such representation or warranty is reflected in the Effective Date Statements;

(b)

any misrepresentation or inaccuracy of the representations and warranties set out in (i) Sections 4.1, 4.2, 4.3, 4.4(a), 4.4(c), 4.5, 4.6, 4.7, 4.8, 4.10, 4.25, 4.26, and (ii) Article 5 (other than Section 5.3(b)) arising after the date hereof and existing as of the Closing Date, except to the extent that any Loss that arises pursuant to the misrepresentation or inaccuracy of any such representation or warranty is reflected in the Effective Date Statements;

(c)

any misrepresentation or inaccuracy of any representation or warranty provided by the BHP Billiton Parties in this Agreement arising after the date hereof and existing as of the Closing Date as a direct result of the negligence, wilful misconduct or material non-compliance with applicable Laws of a BHP Billiton Party during the Effective Period, in each case as finally determined by a court of competent jurisdiction, in carrying out its obligations as the operator of the Buffer Zone Joint Venture;

(d)

any breach or non-performance by BHP Billiton Canada or BCDC of any covenant to be performed by BHP Billiton Canada or BCDC which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(e)	the Indemnified Liabilities;

provided, however, that BHP Billiton Canada shall not be required to indemnify or save harmless Purchaser in respect of (i) any misrepresentation or inaccuracy of any representation or warranty unless Purchaser shall have provided notice to BHP Billiton Canada in accordance with Section 12.6 on or prior to the expiration of the applicable survival period related to such representation and warranty set out in Section 7.1, or (ii) the Indemnified Liabilities unless Purchaser shall have provided notice to BHP Billiton Canada in accordance with Section 12.6 on or prior to the date that is eighteen (18) months from the date of this Agreement. BHP Billiton Canada hereby expressly and irrevocably waives any right to claim against BCDC for contribution or indemnity in respect of payments made by BHP Billiton Canada pursuant to this Section 12.1.

12.2	Tax Indemnity

Subject to Section 12.5(c), BHP Billiton Canada agrees to indemnify and save harmless Purchaser from and against all liabilities of Newco for Taxes in respect of the period prior to the Effective Date. The foregoing indemnification obligation shall survive until ninety (90) days after the expiration time, if any, during which an assessment, reassessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any period to which the indemnity is given could be issued under such legislation to Newco.

12.3	Tax Adjustment

The amount of any Loss for which indemnification is provided in Sections 12.1, 12.2 or 12.4 will be adjusted to take into account any tax benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided, or the circumstances giving rise to such Loss. For the purposes of this Section 12.3, any tax benefit will be taken into account at such time as it is received by the relevant Indemnified Party. Any payment of an indemnity under Sections 12.1, 12.2 or 12.4 shall be deemed to be an adjustment to the Purchase Price under this Agreement.

12.4	Indemnification by Purchaser

Purchaser agrees to indemnify and save harmless the BHP Billiton Parties and Affiliates and each of their officers, directors and employees from and against all Losses suffered or incurred as a result of or arising directly or indirectly out of or in connection with:

(a)	any misrepresentation or inaccuracy of any representation or warranty of Purchaser contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(b)

any breach or non-performance by Purchaser of any covenant to be performed by Purchaser which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(c)	the Assumed Liabilities (including any failure by Purchaser to, or to cause Newco to, pay, perform or otherwise discharge any of the Assumed Liabilities) other than the Indemnified Liabilities.

provided, however, that Purchaser shall not be required to indemnify or save harmless the BHP Billiton Parties in respect of any misrepresentation or inaccuracy of any representation or warranty unless the BHP Billiton Parties shall have provided notice to Purchaser in accordance with Section 12.6 on or prior to the expiration of the applicable survival period related to such representation and warranty set out in Section 7.2.

12.5	Limitation of Liability

(a) Purchaser shall not be entitled to require payment of any amount by BHP Billiton Canada on the indemnities contained in Section 12.1, other than payment of amounts in respect of Losses relating to Taxes, until the aggregate of all such amounts for which it would otherwise be entitled to require payment exceeds $2 million (the "BHP Billiton Threshold Amount") and provided further that any individual amount used to calculate the BHP Billiton Threshold Amount shall be no less than $300,000 (three hundred thousand). Once the BHP Billiton Threshold Amount has been exceeded, Purchaser shall be entitled to require payment on the indemnities contained in Section 12.1 for all amounts provided that each individual amount claimed shall be no less than $300,000 (three hundred thousand).

(b) The BHP Billiton Parties shall not be entitled to require payment of any amount by Purchaser on the indemnity contained in Section 12.4 until the aggregate of all such amounts for which they would otherwise be entitled to require payment exceeds $2 million (the "Purchaser Threshold Amount") and provided further that any individual amount used to calculate the Purchaser Threshold Amount shall be no less than $300,000 (three hundred thousand). Once the Purchaser Threshold Amount has been exceeded, the BHP Billiton Parties shall be entitled to require payment on the indemnities contained in Section 12.4 for all amounts provided that each individual amount claimed shall be no less than $300,000 (three hundred thousand).

(c) The aggregate liability of BHP Billiton Canada in respect of the indemnities contained in Section 12.1 and Section 12.2 shall not exceed $75 million.

(d) Purchaser shall not be entitled to require payment of any amount by BHP Billiton Canada on the indemnities contained in Section 12.1 in respect of any Loss or portion thereof suffered or incurred by Purchaser as a result of or in connection with:

(i)	a change in Law after the Effective Date, or

(ii)

an action taken by Purchaser or its Affiliates or any person acting on behalf of or at the direction of Purchaser or its Affiliates after the Closing Date or any failure by any such person to take an action after the Closing Date, unless such action is taken by such person at the direction of or with the consent of BHP Billiton Canada pursuant to Section 12.10(b).

12.6	Notice of Claim

(a) In the event that a party (the "Indemnified Party") shall become aware of any Proceeding or other matter (a "Claim") in respect of which another party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b) If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

12.7	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

12.8	Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(c) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or breaches in any material respect its obligations under this Section 12.8 with respect thereto or having elected to assume control of the defence of any Third Party Claim, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(d) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

12.9	Tax Claims

For the purpose of this Article 12, a "Third Party Claim" shall include any audit, appeal or other proceeding or review in respect of Taxes that could directly or indirectly result in indemnification under this Agreement. Notwithstanding Section 12.8, and except as covered by Section 8.9, BHP Billiton Canada shall have the exclusive right to defend any Third Party Claim in respect of Taxes and to settle any such Third Party Claim.

12.10	Environmental Liability Claims

Notwithstanding any provision of this Article 12, in respect of any Claim in respect of an Environmental Liability:

(a)	BHP Billiton Canada shall have the exclusive right to defend any Third Party Claim in respect of an Environmental Liability and settle any such Third Party Claim; and

(b)

BHP Billiton Canada shall have the right to control all work or activities that are required to be taken to remedy any Environmental Liability for which it is required to indemnify Purchaser, provided that prior to authorizing any such work or activities it shall consult with Purchaser and, to the extent reasonable, take into account the requests of Purchaser in respect of the work or activities.

12.11	Exclusivity

The provisions of this Article 12 shall apply to any Claim (other than a claim for specific performance or injunctive relief) for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto, so that all such Claims shall be subject to the limitations and other provisions contained in this Article 12. No party may make any claim for damages in respect of this Agreement or any agreement, certificate or other document delivered pursuant hereto, or in respect of any breach or termination thereof, against any other party except by making a Claim pursuant to and in accordance with this Article 12. For greater certainty, the provisions of this Article 12 shall not otherwise limit the provisions of Section 8.9 to the extent those provisions apply with respect to control over Tax Proceedings.

ARTICLE 13
TERMINATION

13.1	Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written agreement of the BHP Billiton Parties and Purchaser;

(b)	by any of the BHP Billiton Parties or Purchaser, if:

(i)

the Closing Date has not occurred on or prior to the Outside Date, other than as a result of a breach by the party seeking to terminate this Agreement of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect;

(ii)

after the date hereof, there shall be enacted or made any applicable Law, or a Governmental Authority shall have issued any Order (which Order is final and non-appealable, unless such Order has been withdrawn, reversed or otherwise made inapplicable), permanently restraining or enjoining or otherwise prohibiting the Transaction; or

(iii)	any of the Buffer Zone JV Parties or their Affiliates validly exercises their JV Pre-Emptive Rights;

(c)	by either of the BHP Billiton Parties by written notice to Purchaser, if:

(i)

any of the conditions in Section 10.1 or Section 10.2 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the BHP Billiton Parties are not then in breach of this Agreement so as to cause any of the conditions in Section 10.1, Section 10.2 or Section 10.3 not to be satisfied;

(ii)

any representation or warranty of Purchaser contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 10.2(a) would be incapable of satisfaction, or Purchaser is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 10.2(b) would be incapable of satisfaction; or

(iii)

any Proceeding is commenced or threatened which seeks to restrain, enjoin or otherwise prohibit completion of the Transaction, or alleges that the Transaction or any part therof would breach the Buffer Zone JVA;

(d)	by Purchaser by written notice to the BHP Billiton Parties, if:

(i)

any of the conditions in Section 10.1 or Section 10.3 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.1, Section 10.2 or Section 10.3 not to be satisfied; or

(ii)

a Material Adverse Change shall have occurred since the date hereof such that the condition contained in Section 10.3(a) or Section 10.3(b) would be incapable of satisfaction or either of the BHP Billiton Parties is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 10.3(c) would be incapable of satisfaction.

13.2	Effect of Termination

(a) Notwithstanding the termination of this Agreement by either of the BHP Billiton Parties pursuant to Section 13.1(b) (other than Section 13.1(b)(iii)), Section 13.1(c)(i) or Section 13.1(c)(ii), any BHP Billiton Party may bring an action against Purchaser for damages suffered by such BHP Billiton Party where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by Purchaser.

(b) Notwithstanding the termination of this Agreement by Purchaser pursuant to Section 13.1(b) (other than Section 13.1(b)(iii)), Section 13.1(d)(i) or Section 13.1(d)(ii), Purchaser may bring an action against any BHP Billiton Party for damages suffered by Purchaser where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by such BHP Billiton Party. For greater certainty, Purchaser agrees that it shall have no remedy against and shall have no further claims against the BHP Billiton Parties whether for breach of any representation, warranty or covenant or any other matter and no amounts shall be payable by the BHP Billiton Parties if this Agreement is terminated pursuant to Section 13.1(b)(iii) . Notwithstanding any other provision of this Agreement, following the termination of this Agreement pursuant to Section 13.1(b)(iii), the BHP Billiton Parties shall be released and discharged from all liabilities and obligations howsoever arising under or in respect of this Agreement.

13.3	Rights and Payments on Termination

(a) In the event this Agreement is terminated by the BHP Billiton Parties pursuant to Section 13.1(c)(iii) and within sixty (60) months of such termination the BHP Billiton Parties wish to sell all of the BHP Billiton Parties' interests in the Buffer Zone Joint Venture to a third party other than an Affiliate of either of the BHP Billiton Parties (a "Third Party Purchaser"):

(i)

the BHP Billiton Parties shall, prior to soliciting interest from, or marketing to, potential Third Party Purchasers, offer in writing (a "ROFO Notice") to Purchaser the right to purchase the BHP Billiton Parties' interests in the Buffer Zone Joint Venture on the same terms and conditions contained in this Agreement, subject only to deletion of this Section 13.3 and Section 13.1(c)(iii) and modification of the dates contained in the Agreement to reflect the fact that such agreement is being signed at a later date (the "ROFO Offer");

(ii)

after receipt of the ROFO Notice, Purchaser shall have the right at any time within 30 days of the day on which the BHP Billiton Parties deliver the ROFO Notice, to accept the ROFO Offer by delivering a written notice to the BHP Billiton Parties accepting the ROFO Offer (an "Exercise Notice");

(iii)

in the event that Purchaser delivers an Exercise Notice accepting the ROFO Offer within the prescribed 30 day period, Purchaser and the BHP Billiton Parties shall forthwith, and in any event within ten (10) Business Days enter into the definitive agreement contemplated in Section 13.3(a)(i). For greater certainty, Purchaser acknowledges and agrees that any such transaction will be subject to the JV Pre-Emptive Rights;

(iv)

in the event that Purchaser (i) has not delivered an Exercise Notice accepting the ROFO Offer within the prescribed 30 day period or (ii) has delivered a written notice to the BHP Billiton Parties of its intention to decline the ROFO Offer, subject to Section 13.3(b), the BHP Billiton Parties shall be entitled to sell their interests in the Buffer Zone Joint Venture without any further restriction, liability or obligation to Purchaser.

(b) In the event this Agreement is terminated by the BHP Billiton Parties pursuant to Section 13.1(c)(iii) and Purchaser does not validly accept the ROFO Offer in accordance with Section 13.3(a), then if:

(i)

within twelve (12) months of such termination the BHP Billiton Parties enter into a legally binding agreement to sell all of the BHP Billiton Parties’ interests in the Buffer Zone Joint Venture to a Third Party Purchaser other than Purchaser or any of its Affiliates (a "Third Party Transaction"), then within five (5) Business Days of the closing of any such Third Party Transaction, the BHP Billiton Parties shall pay to Purchaser $30,000,000 as liquidated damages for the termination of Purchaser's rights under this Agreement; or

(ii)

following the date that is twelve (12) months after the date of such termination and prior to the date that is twenty-four (24) months after the date of such termination, the BHP Billiton Parties enter into a Third Party Transaction, then within five (5) Business Days of the closing of any such Third Party Transaction, the BHP Billiton Parties shall pay to Purchaser $20,000,000 as liquidated damages for the termination of Purchaser's rights under this Agreement;

provided that, for greater certainty, (i) no amounts shall be payable by the BHP Billiton Parties under this Section 13.3(b) unless and until such Third Party Transaction is consummated, and (ii) no amounts shall be payable under this Section 13.3(b) if Purchaser accepts the ROFO Offer, whether or not the transaction contemplated by the ROFO Offer is ever consummated.

(c) Any payment pursuant to this Section 13.3, shall be paid by the BHP Billiton Parties to Purchaser by wire transfer in immediately available funds to an account specified by Purchaser.

(d) Notwithstanding any other provision of this Agreement, the parties agree that from and after any termination of this Agreement pursuant to Section 13.1(c)(iii), the rights provided in Section 13.3(a) and receipt of the applicable payment, if any, pursuant to this Section 13.3 shall be Purchaser's sole and exclusive remedy in respect of the termination of this Agreement pursuant to Section 13.1(c)(iii) and Purchaser hereby waives and shall have no further claims against the BHP Billiton Parties whether for breach of any representation, warranty or covenant or any other matter. Notwithstanding any other provision of this Agreement, following the termination of this Agreement pursuant to Section 13.1(c)(iii), the BHP Billiton Parties shall be released and discharged from all liabilities and obligations howsoever arising under or in respect of this Agreement other than the obligation set out in Section 13.3(a) and the obligation to make any payment in accordance with this Section 13.3.

13.4	Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a party or automatically or otherwise), the provisions of Sections 10.1, 10.2, 10.3, 13.2 and 13.3 and Article 12 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

13.5	Remedies

Purchaser and the BHP Billiton Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, Purchaser and the BHP Billiton Parties agree that, in the event of any breach or threatened breach of this Agreement by one of Purchaser or the BHP Billiton Parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 14
MISCELLANEOUS

14.1	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or by email or similar means of recorded electronic communication or sent by registered mail or courier, charges prepaid, addressed as follows:

(i)	if to BHP Billiton Canada or BCDC:

130-3rd Ave. South,
Saskatoon, SK
S7K 1L3

Attention: Neil Beaumont, VP Finance
Fax No.: +1.888.867.1519

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, Ontario M5X 1B1

Attention: William Ainley and Melanie Shishler
Fax No.: +1.416.863.0871

(ii)	if to Purchaser or Parent:

P.O. Box 4569
Station A
Toronto, Ontario
M5W 4T9

Attention: Lyle R. Hepburn
Fax No.: +1.416.362.2230

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
44th Floor, Scotia Plaza
Toronto, Ontario M5H 3Y4

Attention: Mark F. Wheeler
Fax No.: +1.416.361.7376

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if sent by prepaid overnight courier, on the Business Day following the date of sending or, if mailed, on the third Business Day following the date of mailing.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 14.1.

14.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

14.3	Assignment

(a) Unless otherwise provided herein, no party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

(b) Notwithstanding Section 14.3(a), Purchaser may prior to Closing assign all of its rights, benefits, duties and obligations under this Agreement in whole to any Affiliate whereupon the assignee shall be liable for all of the obligations of Purchaser under this Agreement, provided that:

(i)

prior to any such assignment, Purchaser provides evidence that is satisfactory to the BHP Billiton Parties, acting reasonably, confirming that the assignee (A) can give the representations and warranties set out in Article 6 as if such representations and warranties were provided by the assignee as of the date of the assignment of the Agreement and (B) will, following the completion of the assignment, comply with the covenant of Purchaser contained in Section 9.3;

(ii)

prior to any such assignment, Purchaser provides evidence that is satisfactory to the BHP Billiton Parties, acting reasonably, confirming that the assignee has sufficient financial and other capacity and qualifications such that the assignment will not impact the ability of BHP Billiton Canada and BCDC to complete the Reorganization; and

(iii)

contemporaneously with any such assignment, Purchaser causes Parent to deliver to the BHP Billiton Parties a confirmation in a form satisfactory to the BHP Billiton Parties, acting reasonably, that Parent's guarantee in Section 9.4 applies to the obligations of the assignee in the same manner as to the obligations of Purchaser.

(c) Following the assignment by Purchaser of all of its rights, benefits, duties and obligations under this Agreement to an Affiliate in accordance with Section 14.3(b), all references in this Agreement to Purchaser shall be to such Affiliate.

(d) Notwithstanding any other provision of this Agreement, Purchaser acknowledges and agrees that following the Reorganization Closing Time and prior to Closing, BCDC may transfer the BCDC Newco Common Shares to one of its Affiliates for cash consideration, provided that:

(i)

contemporaneously with any such transfer and notwithstanding Section 14.3(a), BCDC assigns all of its remaining rights, benefits, duties and obligations under this Agreement to such assignee whereupon the assignee shall be liable for all of the remaining obligations of BCDC under this Agreement; and

(ii)

prior to any such assignment, BCDC provides evidence that is satisfactory to Purchaser, acting reasonably, confirming that the assignee can give the representations and warranties set out in Article 5, mutatis mutandis, as if such representations and warranties were provided by the assignee as of the date of the assignment of the Agreement.

14.4	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and, where the context so permits, their respective successors and permitted assigns.

14.5	Expenses

Each party shall pay its own costs and expenses incurred in connection with the negotiations, preparation and performance of this Agreement and the agreements and transactions contemplated hereby and thereby, including the fees and expenses of legal counsel, financial advisors, accountants and other professional advisors.

14.6	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

BHP BILLITON CANADA INC.

by ______________________
Name: Neil Beaumont
Title: Director

BHP CANADIAN DIAMONDS COMPANY

by ______________________
Name: Katrina Blair
Title: Director

HARRY WINSTON DIAMOND MINES LTD.

by ______________________
Name:
Title:

HARRY WINSTON DIAMOND CORPORATION

by ______________________
Name:
Title:

Signature Page – Buffer Zone Share Purchase Agreement

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

BHP BILLITON CANADA INC.

by ______________________________
Name:
Title:

BHP CANADIAN DIAMONDS COMPANY

by ______________________________
Name:
Title:

HARRY WINSTON DIAMOND MINES LTD.

by ______________________________
Name: Robert A. Gannicott
Title: President

HARRY WINSTON DIAMOND CORPORATION

by ______________________________
Name: Robert A. Gannicott
Title: Chairman and Chief Executive Officer

Signature Page – Buffer Zone Share Purchase Agreement

Schedule A – BUFFER ZONE LEASES

(See attached.)

Schedule 3.3(a) – STATEMENT OF EFFECTIVE PERIOD PAYMENT

Statement of Effective Period Payment (USD)
(Closing Date)

	(Closing Date)

Effective Period Distributions(1)		$1.00	A
Less: Effective Period Contributions(1)	-$	2.00	B
Effective Period Net Cash	-$	1.00	C

Effective Date Purchase Price		$10.00	D
Less: Effective Period Net Cash	-$	1.00	C
Effective Period Payment		$11.00	E = D - C

Annual Interest Rate on Payment		3%	F
Effective Period Length (days) if Closing Occurred on Reporting Date		180	G
Interest (Payable by Purchaser to BHP Billiton Parties) (2)		$0.17	H = E x F x G
Total Effective Period Payment		$11.17	I = E + H

(1) Effective Period Distributions and Effective Period Contributions will be converted from CAD to USD based on the day of distribution using Bank of Canada end of day rate.
(2) This is a rough estimate of the interest payment for illustrative purposes only. The Interest Amounts will actually be calculated on a daily basis per Section 2.2(c) ..

Schedule 8.2 – REORGANIZATION STEPS

For purposes of this Schedule 8.2, the following terms shall have the respective meanings set out below:

"BCDC Buffer Zone Assets" has the meaning set out in Section 2 of this Schedule 8.2;

"BHP Billiton Buffer Zone Assets" has the meaning set out in Section 1 of this Schedule 8.2;

"Excluded Assets" has the meaning set out in Section 4 of this Schedule 8.2;

"GST" means all Taxes payable under the Excise Tax Act (Canada) (including, for greater certainty, the Harmonized Sales Tax) or under any provincial legislation similar to the Excise Tax Act (Canada), and any reference to a specific provision of the Excise Tax Act (Canada) or any such provincial legislation shall refer to any successor provision thereto of like or similar effect;

"Operatorship Assets" has the meaning set out in Section 3 of this Schedule 8.2;

"Operatorship Transfer Closing Time" means the time at which the transfer and assignment of the Operatorship Assets to Newco is completed; and

"Reorganization Assets" means the BHP Billiton Buffer Zone Assets, the BCDC Buffer Zone Assets and the Operatorship Assets.

The following matters will be completed as part of the Reorganization; however, BHP Billiton Canada, BCDC and Newco may undertake alternate transactions that in the reasonable view of BHP Billiton Canada and BCDC are, or may be, more effective to complete the Reorganization, provided that such alternative transactions do not prejudice Purchaser. BHP Billiton Canada and BCDC will promptly advise Purchaser of such alternate transactions. It is acknowledged and agreed that the Reorganization will be completed as close to, but in advance of, the Time of Closing as is reasonably practicable.

1.	Transfer of Assets by BHP Billiton Canada

Prior to the Time of Closing, BHP Billiton Canada shall transfer to Newco and Newco shall acquire from BHP Billiton Canada:

(a)	BHP Billiton Canada's legal and beneficial right, title and interest in the Buffer Zone JVA and its 51% Buffer Zone Participating Interest;

(b)

BHP Billiton Canada's legal and beneficial right, title and interest in all Contracts to which BHP Billiton Canada is a party, in its own capacity and not in its capacity as operator of the Buffer Zone Joint Venture, if any, that relate exclusively to the Buffer Zone Joint Venture and/or the Buffer Zone Property, excluding the Confidentiality Agreement; and

(c)	all of BHP Billiton Canada's, in its own capacity and not in its capacity as operator of the Buffer Zone Joint Venture, legal and beneficial right, title and interest in the Intellectual Property;

(collectively, the "BHP Billiton Buffer Zone Assets").

2.	Transfer of Assets by BCDC

Prior to the Time of Closing, BCDC shall transfer to Newco and Newco shall acquire from BCDC, BCDC's legal and beneficial right, title and interest in the Buffer Zone JVA and its 7.8% Buffer Zone Participating Interest (the "BCDC Buffer Zone Assets").

3.	Transfer of Operatorship

Following the sale, assignment and transfer of the BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets to Newco and prior to the Time of Closing, BHP Billiton Canada, BCDC and Newco shall take all necessary steps to transfer the operatorship of the Buffer Zone Joint Venture from BHP Billiton Canada to Newco.

In connection with the resignation of BHP Billiton Canada and appointment of Newco as the operator of the Buffer Zone Joint Venture, and prior to the Time of Closing, BHP Billiton Canada shall transfer and assign to Newco and Newco shall assume legal title to all of the property and assets of BHP Billiton Canada used or held for use by BHP Billiton Canada in its capacity as operator of the Buffer Zone Joint Venture in connection with or otherwise relating to the Buffer Zone Joint Venture and/or the Buffer Zone Property (other than the Excluded Assets), whether real or personal, tangible or intangible, of every kind and description and wheresoever situate (collectively, the "Operatorship Assets"), including:

(a)

all Contracts, if any, to which BHP Billiton Canada is a party, in its capacity as operator of the Buffer Zone Joint Venture, that relate primarily to the Buffer Zone Joint Venture and/or the Buffer Zone Property;

(b)	the Buffer Zone Leases;

(c)

all books and records relating to the Buffer Zone Joint Venture and/or the Buffer Zone Property that are in the possession of BHP Billiton Canada, in its capacity as operator of the Buffer Zone Joint Venture, including all technical records, records, files, papers, reports, surveys, plans or specifications, contracts and documents; and

(d)	all of BHP Billiton Canada's, in its capacity as operator of the Buffer Zone Joint Venture, right, title and interest in the Intellectual Property.

4.	Excluded Assets

The Reorganization Assets shall not include any assets that are not specifically included in Sections 1, 2 or 3, and for greater certainty the Reorganization Assets shall not include any of the following property and assets (collectively, the "Excluded Assets"):

(a)	all cash, cash equivalents and bank deposits owned or held by BHP Billiton Canada in its own capacity and not in its capacity as operator of the Buffer Zone Joint Venture;

(b)	all minute books, stock ledgers and Tax records of BHP Billiton Canada and BCDC in connection with the Buffer Zone Joint Venture and/or the Buffer Zone Property;

(c)

the right to receive any refund of Taxes, levies or governmental charges paid by or on behalf of BHP Billiton Canada and BCDC in respect of a period or part of a period prior to the Closing Date regardless of whether such rights have arisen or arise in the future, if any;

(d)	all rights of BHP Billiton Canada under the Confidentiality Agreement;

(e)	BHP Billiton Canada's office equipment located in Vancouver, British Columbia, Saskatoon, Saskatchewan or Toronto, Ontario;

(f)	any property or assets utilized by BHP Billiton Canada in connection with the development, exploration and mining of mineral resources other than diamonds; and

(g)	any property or assets of BHP Billiton Canada that are not used exclusively in connection with the Buffer Zone Joint Venture and/or the Buffer Zone Property.

5.	Further Assurances Regarding Non-Assignable Rights

BHP Billiton Canada and BCDC shall not assign any right, Contract or Intellectual Property to Newco in accordance with Sections 1, 2 and 3 that are not assignable in whole or in part without the consent or approval of any applicable Governmental Authority or, in the case of any Contract, the consent of the other party or parties to it, as applicable, unless such approval or consent has been given on terms satisfactory to BHP Billiton Canada, BCDC and Newco. In order, however, that the full value of any right, Contract or Intellectual Property intended to be assigned by BHP Billiton Canada and BCDC to Newco for which a required consent or approval has not been obtained may be realized for the benefit of Newco, BHP Billiton Canada and/or BCDC, as the case may be, shall hold the benefit of such rights, Contracts and Intellectual Property in trust for Newco for a period of twelve (12) months from the Closing Date and during such period shall co-operate with Newco in any arrangements designed to provide to Newco the benefits thereunder or in respect thereof, including the enforcement for the benefit of Newco of any and all rights of BHP Billiton Canada and/or BCDC, as applicable, thereunder or in respect thereof. To the extent any such consent or approval has not been obtained at the end of such twelve (12) month period, BHP Billiton Canada and/or BCDC, as applicable, shall be entitled to terminate such right or Contract (other than Intellectual Property).

During the twelve (12) month period referred to above, BHP Billiton Canada, BCDC and Newco shall each use their commercially reasonable efforts to obtain the consent or approval of any applicable Governmental Authority or, in the case of any Contract, the consent of the other party or parties to it in all cases in which such consent or approval is required to complete an assignment described in Sections 1, 2 and 3 and which has not been obtained at the time the assignment is to be completed.

6.	Consideration for BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets

Newco shall issue common shares to BHP Billiton Canada as consideration for the transfer of the BHP Billiton Buffer Zone Assets. The value of the common shares to be issued by Newco to BHP Billiton Canada shall be the fair market value of the BHP Billiton Buffer Zone Assets less the amount of the Assumed Liabilities related to the BHP Billiton Buffer Zone Assets.

Newco shall issue common shares to BCDC as consideration for the transfer of the BCDC Buffer Zone Assets. The value of the common shares to be issued by Newco to BCDC shall be the fair market value of the BCDC Buffer Zone Assets less the amount of the Assumed Liabilities related to the BCDC Buffer Zone Assets.

Newco, on the one hand, and BHP Billiton Canada or BCDC, as applicable, on the other hand, shall jointly elect under s. 85(1) of the Tax Act to effect the transfer of the BHP Billiton Canada Buffer Zone Assets or the BCDC Buffer Zone Assets, as applicable, at the lowest amount permitted under that provision, with the intention that BHP Billiton Canada and BCDC, respectively, shall realize no taxable income or capital gains on the transfer. Newco, on the one hand, and BHP Billiton Canada or BCDC, as applicable, on the other hand, shall further jointly elect under s. 167(1) of the Excise Tax Act (Canada). In any event, the intention is that no GST be applicable on the transfer of the BHP Billiton Canada Buffer Zone Assets or the BCDC Buffer Zone Assets. In this respect and before the transfer, Newco shall open a GST/HST account with the Canada Revenue Agency using its federal Business Number.

7.	Assumption of Liabilities

Newco shall assume, pay, satisfy, discharge, perform and fulfil: (i) the Assumed Liabilities related to the BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets from and after the time of the transfer of the BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets, and (ii) the Assumed Liabilities related to the Operatorship Assets from and after the time of the transfer of the Operatorship Assets. For greater certainty, prior to the Time of Closing, Newco will have assumed all of the Assumed Liabilities.

The parties shall assign zero value in respect of Newco becoming liable for any and all closure and reclamation obligations, or other future contingent obligations included in the Assumed Liabilities. In this respect, BCDC and BHP Billiton Canada see no separate consideration flowing from Newco to BCDC or BHP Billiton Canada in respect of these closure and reclamation obligations and other future contingent obligations because all of these obligations are inextricably linked to and form an integral part of the BHP Billiton Canada Buffer Zone Assets and the BCDC Buffer Zone Assets to be transferred to Newco.

8.	Required Reorganization Approvals

The obligations of BHP Billiton Canada, BCDC and Newco to complete the transactions described in this Schedule shall be subject to receipt of any Required Reorganization Approvals.

9.	Documentation

BHP Billiton Canada, BCDC and Newco shall enter into:

(a)

an asset purchase agreement in order to effect the sale, assignment and transfer of the BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets to Newco and the assumption of the Assumed Liabilities related to the BHP Billiton Buffer Zone Assets and the BCDC Buffer Zone Assets by Newco in accordance with Sections 1, 2, and 7; and

(b)

an agreement in order to effect the assignment and transfer of the Operatorship Assets to Newco and the assumption of the Assumed Liabilities related to the Operatorship Assets by Newco in accordance with Sections 3 and 7.

10.	As is, where is

The Reorganization Assets shall be transferred from BHP Billiton Canada and BCDC to Newco on an "as is, where is" basis, without the provision of any representations and warranties in respect thereof.

11.	Section 721 of the Internal Revenue Code of 1986

The BHP Billiton Parties and Newco intend for the transfers of the BHP Billiton Canada Buffer Zone Assets and the BCDC Buffer Zone Assets to qualify as tax-free contributions under section 721 of the Internal Revenue Code of 1986, as amended.